UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

AOL INC.

(Name of Subject Company)

AOL INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

00184X105

(CUSIP Number of Class of Securities)

Julie M. Jacobs

General Counsel

22000 AOL Way

Dulles, VA 20166

(703) 265-1000

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

David E. Shapiro

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information.

Name and Address.

The name of the subject company is AOL Inc., a Delaware corporation (“AOL” or the “Company”). The address of the Company’s principal executive office is 770 Broadway New York, New York 10003. The telephone number of the Company’s principal executive office is (212) 652 6400.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is the Company’s common stock, par value of $0.01 per share (the “Shares”). As of May 19, 2015, there were (i) 78,573,804 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address.

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading “Name and Address” in Item 1.

Tender Offer.

This Schedule 14D-9 relates to the tender offer (the “Offer”) by Hanks Acquisition Sub, Inc. (“Acquisition Sub”), a Delaware corporation and direct wholly owned subsidiary of Verizon Communications Inc. (“Verizon”), a Delaware corporation, to purchase all of the outstanding Shares at a price per Share equal to $50.00 (the “Offer Price”), net to the holder in cash, without interest and less any applicable taxes required to be withheld, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 26, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Acquisition Sub and Verizon with the Securities and Exchange Commission (the “SEC”) on May 26, 2015. The Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 12, 2015 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Verizon and Acquisition Sub. Following consummation of the Offer, the Merger Agreement provides that, among other things, upon its terms and subject to the satisfaction or (to the extent permitted by applicable law) waiver of each of the applicable conditions set forth therein, Acquisition Sub will be merged with and into the Company (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”), with the Company surviving as a wholly owned subsidiary of Verizon (the “Surviving Corporation”). Because the Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), no stockholder vote will be required to consummate the Merger. The Company does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. At the effective time of the Merger (the “Effective Time”), all remaining outstanding Shares not tendered in the Offer (other than Shares held (i) in the treasury of the Company or by Verizon or Acquisition Sub, which Shares shall be canceled and shall cease to exist, (ii) by a wholly owned subsidiary of the Company or Verizon (other than Acquisition Sub) or a wholly owned subsidiary of Acquisition Sub, which Shares shall be converted into shares of the Surviving Corporation representing the same percentage ownership of the Surviving Corporation that such holder owned in the Company prior to the effective time of the Merger, and (iii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be canceled and converted into the right to receive an amount equal to the Offer Price in cash, without interest and less any applicable taxes required to be withheld.

Acquisition Sub commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”)) the Offer on May 26, 2015. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer shall initially be scheduled to expire at 11:59 p.m., New York City time, at the end of the day on June 22, 2015, the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following commencement of the Offer.

The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the description contained in the Offer to Purchase and the Letter of Transmittal and the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

As set forth in the Schedule TO, the principal executive offices of Verizon and Acquisition Sub are located at 1095 Avenue of the Americas, New York, New York 10036.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates or (ii) Verizon or its respective executive officers, directors or affiliates, on the other hand.

Arrangements between the Company and Verizon.

Merger Agreement

The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the terms and conditions of the Offer contained in the Offer to Purchase are incorporated herein by reference. The Merger Agreement governs the contractual rights among the Company, Verizon and Acquisition Sub in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure letter provided by the Company to Verizon and Acquisition Sub in connection with the execution and delivery of the Merger Agreement. This disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, the representations and warranties in the Merger Agreement are the product of negotiations among the Company, Verizon and Acquisition Sub, and certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among the Company, Verizon and Acquisition Sub, rather than establishing matters of fact and may be subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to stockholders. The Company’s stockholders are not third-party beneficiaries of the Merger Agreement (except that after the Effective Time, any one or more of the Company’s stockholders may enforce the provisions in the Merger Agreement relating to the payment of the consideration in the Offer or the Merger, as the case may be).

The foregoing summary of the Merger Agreement and the descriptions of the terms and conditions of the Offer contained in the Offer to Purchase does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreement

On November 25, 2014, the Company and a wholly owned subsidiary of Verizon entered into a Confidentiality Agreement (the “Confidentiality Agreement”), pursuant to which, Verizon and its affiliates agreed, subject to certain limitations, to keep confidential certain non-public information about the other party in connection with the consideration of a possible transaction between Verizon and the Company. The foregoing summary of the provisions of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Arrangements between the Company and its Executive Officers, Directors and Affiliates

Certain of the Company’s executive officers and directors may be deemed to have interests in the Transactions that may be different from, or in addition to, those of the Company’s stockholders generally. These interests may create potential conflicts of interest. The Company’s Board of Directors (the “Board”) was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and related transactions.

Effect of the Merger on Company Shares, Equity-Based Incentive Awards; Directors’ Deferred Compensation Plan; Company ESPP

Certain directors and executive officers of the Company hold outstanding Company stock options, Company restricted stock units, Company performance stock units and/or Company deferred units under the Company’s Directors’ Deferred Compensation Plan, and/or participate in the Company’s employee stock purchase plan.

Shares

The Company’s executive officers and directors who tender the Shares they own pursuant to the Offer will be entitled to receive the same Offer Price per Share on the same terms and conditions as the other Company stockholders who tender Shares into the Offer. If the Merger occurs, at the Offer acceptance time, any Shares owned by the Company’s executive officers and directors that were not tendered into the Offer will be entitled to receive the same Offer Price per Share on the same terms and conditions as the other Company stockholders whose Shares are exchanged in the Merger.

Equity-Based Incentive Awards

Stock Options

Pursuant to the Merger Agreement, each Company stock option outstanding and unexercised immediately prior to the Effective Time, whether vested or unvested, shall, unless, with respect to unvested Company stock options, otherwise agreed to by Verizon and selected holders thereof, be canceled and converted automatically into the right to receive a cash payment with respect thereto equal to the product of (i) the number of Shares subject to such Company stock option immediately prior to the Effective Time and (ii) the excess, if any, of the Offer Price over the exercise price per Share subject to such Company stock option immediately prior to the Effective Time. In the event that the exercise price per Share subject to such Company stock option equals or exceeds the Offer Price, such Company stock option will be cancelled, in accordance with the terms of the applicable equity incentive plan and award agreement, for no consideration as of the Effective Time, and the holder thereof will have no further rights with respect thereto.

To the extent that any such Company stock option is outstanding and vested as of the Effective Time, the cash payment in respect of such Company stock option will be settled, less any required withholding taxes, as promptly as practicable following the Effective Time.

To the extent that any such Company stock option is outstanding and unvested as of the Effective Time, the cash payment in respect of such Company stock option will generally vest, subject to continued service, and be settled, less any required withholding taxes, on the earlier of (i) the original vesting schedule of such Company stock option or (ii) the last day of the calendar year in which the Effective Time occurs. Any cash payment in respect of such unvested Company stock option shall, prior to the applicable vesting date, remain subject to the same vesting terms and conditions (including any applicable forfeiture and acceleration provisions) to which the underlying Company stock option was subject, unless otherwise agreed to by Verizon and an applicable holder in writing with respect to acceleration provisions relating to certain specified employment or other termination rights.

No Company non-employee director holds Company stock options. Pursuant to the applicable award agreements in respect of the Company stock options held by the Company’s executive officers, upon a termination of employment without cause (as defined in the applicable equity incentive plan) or for good reason (as defined, if at all, in the applicable executive officer’s individual employment agreement or offer letter, if any, with the Company), within 12 months following a change in control, all unvested Company stock options subject to such stock option award agreement will become immediately vested and exercisable.

Restricted Stock Units

Pursuant to the Merger Agreement, each Company restricted stock unit outstanding immediately prior to the Effective Time, whether vested or unvested, shall, unless, with respect to unvested Company restricted stock units, otherwise agreed by Verizon and selected holders thereof, be canceled and converted automatically into the right to receive a cash payment equal to the Offer Price plus the aggregate cash amount of any outstanding and unpaid “dividend equivalents” credited in respect of such Company restricted stock unit.

To the extent that any such Company restricted stock unit is outstanding and vested as of the Effective Time, the cash payment in respect of such Company restricted stock unit will be settled, less any required withholding taxes, as promptly as practicable following the Effective Time (except as otherwise required to avoid additional taxes and penalties under applicable tax laws).

To the extent that any such Company restricted stock unit is outstanding and unvested as of the Effective Time, the cash payment in respect of such Company restricted stock unit will generally vest, subject to continued service, and be settled, less any required withholding taxes, on the original vesting and settlement schedule of such Company restricted stock unit. Any cash payment in respect of such unvested Company restricted stock unit shall, prior to the applicable vesting date, remain subject to the same vesting terms and conditions (including any applicable forfeiture and acceleration provisions) to which the underlying Company restricted stock unit was subject, unless otherwise agreed to by Verizon and an applicable holder in writing with respect to acceleration provisions relating to certain specified employment or other termination rights. Pursuant to the applicable award agreements in respect of Company restricted stock units held by the Company’s directors and executive officers, in the event of a change in control, the restricted stock units will vest in full upon the earlier of (i) the 12-month anniversary of the change in control or (ii) a termination of the executive officer’s or director’s service without cause (as defined in the applicable equity incentive plan) or for good reason (as defined, if at all, in the applicable executive officer’s or director’s individual service agreement or offer letter, if any, with the Company).

Performance Stock Units

Pursuant to the Merger Agreement, each Company performance stock unit outstanding immediately prior to the Effective Time, whether vested or unvested, shall unless, with respect to unvested Company performance stock units, otherwise agreed by Verizon and selected holders thereof, be canceled and converted automatically into the right to receive a cash payment equal to the Offer Price plus the aggregate cash amount of any outstanding and unpaid “dividend equivalents” credited in respect of such Company performance stock unit.

To the extent that any such Company performance stock unit is outstanding and vested as of the Effective Time, the cash payment in respect of such Company performance stock unit will be settled, less any required withholding taxes, as promptly as practicable following the Effective Time (except as otherwise required to avoid additional taxes and penalties under applicable tax laws).

To the extent that any such Company performance stock unit is outstanding and unvested as of the Effective Time, the cash payment in respect of such Company performance stock unit will generally vest, subject to continued service, and be settled, less any required withholding taxes, on the original vesting and settlement schedule of such Company performance stock unit. Any cash payment in respect of such unvested Company performance stock unit shall, prior to the applicable vesting date, remain subject to the same vesting terms and conditions (including any applicable forfeiture and acceleration provisions) to which the underlying Company restricted stock unit was subject, unless otherwise agreed to by Verizon and an applicable holder in writing with respect to acceleration provisions relating to certain specified employment or other termination rights. With respect to any Company performance stock unit that is outstanding and unvested as to performance-based vesting metrics and that is subject to (i) total shareholder return performance metrics or revenue-based performance metrics, performance for purposes of determining performance-based vesting will be measured in accordance with the terms of the applicable award agreement (except that revenue-based performance metrics may be subject to reasonable good faith adjustment in accordance with the terms of the applicable award agreement and equity plan) and (ii) segment-based performance metrics, performance for purposes of determining performance-based vesting will be measured based on an assumption of performance achievement at target. In the case of shareholder return performance metrics, the applicable award agreements provide for a measurement based on performance relative to peers through the Effective Time.

No Company non-employee director holds Company performance stock units. Pursuant to the applicable award agreements in respect of Company performance stock units held by the Company’s executive officers, upon a termination of the executive officer’s employment without cause (as defined in the applicable equity incentive plan) or for good reason (as defined, if at all, in the applicable executive officer’s individual employment agreement or offer letter, if any, with the Company), within 12 months following a change in control, all unvested Company performance stock units subject to (i) total shareholder return performance metrics will vest based on the level of achievement of the total shareholder return performance metric measured as of the Effective Time, (ii) revenue based performance metrics will vest based on the level of achievement of the revenue-based performance metric measured as of the most recent fiscal quarter-end prior to the date of termination, or (iii) segment-based performance metrics will vest based on an assumption of performance achievement at target.

Restricted Stock Awards

None of the Company’s directors or executive officers hold Company restricted stock awards.

For an estimate of the amounts that would become payable to each of the Company’s “named executive officers” (as defined below) in respect of their unvested equity-based incentive awards see “—Information Regarding Golden Parachute Compensation,” and the assumptions set forth under that subheading, below. Assuming that the Effective Time of the Merger occurred on May 20, 2015, that the employment of the executive officer or service of the director terminated without cause or by the executive officer for good reason on that date, that no amount of withholding taxes are applicable to such payments, no payments are delayed for six months to the extent required under Code Section 409A, no payments are subject to reduction to the extent required by the terms of any applicable agreement to account for the application of Code Section 280G to such payments and cash consideration of $50.00 per Share, we estimate that the aggregate amount that would become payable to Mr. Bud Rosenthal, the Company’s other executive officer, and non-employee directors in respect of their unvested equity-based incentive awards is $2,944,000 and $1,653,600, for Mr. Rosenthal and the Company’s non-employee directors respectively.

Directors’ Deferred Compensation Plan

The Company maintains a deferred compensation plan for the benefit of the non-employee members of the Board (the “DDCP”). Pursuant to the DDCP, non-employee directors may elect to defer the receipt of their cash compensation into Company deferred stock units and Company restricted stock units earned in respect of their service on the Board. Deferred amounts under the DDCP are generally payable on the earlier of a director’s separation from service with the Company or a director’s death. In connection with the Merger, and as provided under the Merger Agreement, the Company will terminate the DDCP no more than 30 days prior to the Effective Time, and all amounts deferred under the DDCP will be paid out to directors within 12 months following the termination of the DDCP, in accordance with applicable tax law. All such amounts are already fully vested.

Company Employee Stock Purchase Plan

Under the Merger Agreement, the Company is obligated to suspend the commencement of any offering period under the Company’s Employee Stock Purchase Plan (“ESPP”) that would have commenced following the date of the execution of the Merger Agreement, and the Company must terminate the ESPP prior to the Effective Time. The most recent offering period under the ESPP concluded on May 15, 2015. In accordance with the Merger Agreement, the Company has taken action to suspend any future offering periods under the ESPP, and there is no offering period currently in effect under the ESPP.

Employment Agreements

The Company is party to employment agreements (or, in the case of Mr. Rosenthal, an offer letter) with its executive officers that provide for the severance payments and benefits described below upon a termination of employment by the Company without cause or, with respect to all executive officers other than Mr. Rosenthal, for good reason (a “qualifying termination”). The Company’s employment agreements with its executive officers do not provide for any additional benefits in connection with a change in control.

Upon a qualifying termination, subject to the applicable executive officer executing and not revoking an effective release of claims in favor of the Company and its related entities and agents, each executive officer would become entitled to the following:

•	an amount equal to 24 months of base salary, payable in 48 substantially equal semi-monthly installments for Timothy Armstrong, the Company’s chief executive officer, and 18 months of base salary payable in 36 substantially equal semi-monthly installments for the other executive officers, in each case, less applicable tax withholdings;

•	if the termination occurs between January 1 and March 15, an annual cash bonus for the calendar year prior to the calendar year of termination (if not previously paid), payable in a lump sum, less applicable tax withholdings, for (i) Mr. Armstrong and Ms. Dykstra, at the same rate that the continuing employees of the Company receive their bonuses, and (ii) Mr. Lord, Mr. Pence and Mr. Rosenthal and Ms. Jacobs, equal to the amount that would have otherwise been payable to them based on actual attainment of performance goals (which for Ms. Jacobs, shall be at the same rate as all continuing executive officers of the Company with respect to the portion of the bonus determined based on Company performance goals), in each case of (i) and (ii), not to exceed 100% of the executive’s target bonus, and only if the Company pays bonuses to eligible employees for the prior calendar year and the executive would have otherwise been eligible for the bonus payment if he had remained employed through the bonus payment date;

•	a lump sum cash payment equal to the executive’s annual bonus for the year of termination, prorated through the termination date, payable if and when bonuses are paid to other employees (which for Ms. Jacobs and Mr. Pence, is based on actual performance and shall be at the same rate as all continuing executive officers with respect to the portion of the bonus determined based on Company performance goals), less applicable tax withholdings;

•	subject to the executive electing such coverage, the Company will pay for the executive’s medical, dental, and/or vision coverage under COBRA for up to 18 months; and

•

with respect to Mr. Armstrong only, Mr. Armstrong’s stock options granted to him (a) in April 2009 and December 2009 will, to the extent outstanding, remain exercisable until the earlier of the 24-month anniversary of his termination of employment or their original expiration date, and (b) in January 2010 will, to the extent outstanding, remain exercisable until the earlier of the 5-year anniversary of his termination of employment or their original expiration date (this benefit will not have application because all stock options will be extinguished at the Effective Time for a right to a cash payment, as described above).

The executive officers’ employment agreements provide that any “golden parachute” payments subject to the excise tax imposed by Section 4999 of the Code will be reduced to the maximum amount that does not trigger the “golden parachute” excise tax unless the executive officer would be better off (on an after-tax basis) receiving all payments and benefits due and paying all applicable excise and income taxes. Accordingly, certain payments and/or benefits contingent on the Merger that may be made to any such executive officer may be reduced pursuant to such executive officer’s employment agreement.

For an estimate of the value of the payments and benefits described above that would become payable under the employment agreements with each of the Company’s named executive officers in the event of a qualifying termination event, see “—Information Regarding Golden Parachute Compensation,” and the assumptions set forth under that subheading, below. We estimate that the aggregate cash value of the severance payments and benefits described above that would become payable to Mr. Bud Rosenthal, the Company’s other executive officer, assuming that the Effective Time of the Merger occured on May 20, 2015 and Mr. Rosenthal experienced a qualifying termination on that date, is $1,038,907.

Compensation Arrangements Entered Into in Connection with the Merger

Armstrong Letter Agreement

In connection with the Merger, Mr. Armstrong has entered into a letter agreement with Verizon (the “Armstrong Letter Agreement”), which describes the terms of his continued employment with the Company following the consummation of the Merger. Provided that Mr. Armstrong continues to be employed with the Company through the consummation of the Merger, the Armstrong Letter Agreement will become effective upon, and subject to, the consummation of the Merger.

Under the Armstrong Letter Agreement, Mr. Armstrong’s employment will continue to be governed by his employment agreement with the Company (which is described in further detail under “—Employment Agreements,” above), except as otherwise provided in the Armstrong Letter Agreement. Mr. Armstrong’s title with the Surviving Corporation following the consummation of the Merger will be Chief Executive Officer of the Surviving Corporation, and Mr. Armstrong will be a member of Verizon’s senior executive team.

The Armstrong Letter Agreement provides that, promptly following the consummation of the Merger, and subject to approval by Verizon’s Human Resources Committee, Mr. Armstrong will receive a “Founders’ Incentive Award” of restricted stock units (“Founder RSUs”) with a value equal to 1.5% of the Company’s market value as of the consummation of the Merger. The Founder RSUs are subject to certain terms and conditions, including Mr. Armstrong’s continued employment during a vesting period in which 50% of the Founder RSUs are eligible to vest on the three-year anniversary of the consummation of the Merger and the remaining 50% of the Founder RSUs are eligible to vest on the four-year anniversary of the consummation of the Merger, subject to accelerated vesting if Mr. Armstrong’s employment with the Surviving Corporation terminates in certain circumstances prior to the applicable vesting dates The Founder RSUs will generally be settled in cash within 10 business days following the applicable vesting date based on the per-share value of the Company’s common stock on the applicable settlement date (as reasonably determined by an independent third-party appraisal firm). However, if the common stock of the Company is publicly traded as of an applicable vesting date, the Founder RSUs may be settled in shares of Company common stock rather than cash.

The Armstrong Letter Agreement also provides that, (i) commencing in 2016, Mr. Armstrong will be eligible to receive (subject to the approval of Verizon’s Human Resources Committee) annual equity awards with a target value equal to $3 million, and (ii) Mr. Armstrong will have access to the Verizon corporate plane for business-related air travel.

In connection with entering into the Armstrong Letter Agreement, Mr. Armstrong has acknowledged and agreed that his acceptance of continued employment with the Company following the consummation of the Merger on the terms set forth in the Armstrong Letter Agreement does not constitute a breach of his employment agreement with the Company and does not provide a basis for a “good reason” termination or an involuntary termination without “cause” under his employment agreement with the Company or under any Company equity award agreement.

Retention Program

In connection with the Merger, the Company intends to establish a cash-based retention award program for the benefit of certain of its employees, which may include executive officers. The aggregate amount of the retention award pool is expected to be $4 million and no individual retention award payment may exceed $150,000. Any amounts from the retention award pool will be paid immediately prior to the Effective Time or upon an earlier qualifying termination of employment (subject to the employee executing a general release of claims). Individual retention awards under the retention program will be allocated among employees of the Company and its subsidiaries identified, and in the amounts and on the terms determined, by Mr. Armstrong (or his designee(s)). If a retention award is forfeited by a participant, Mr. Armstrong (or his designee(s)) may reallocate the retention award (or unpaid portion thereof) to existing employees or new hires of the Company and its subsidiaries.

As of the date of this Schedule 14D-9, none of the Company’s executive officers have been allocated a retention award payment under this cash-based retention award program; however, it is possible that one or more of the Company’s executive officers may be allocated such a retention award payment in connection with the Merger. As discussed above, if made, no such individual retention award payment may exceed $150,000.

Executive Officer and Director Arrangements Following the Merger

While, as of the date of this Schedule 14D-9, none of the Company’s current directors or executive officers (other than Mr. Armstrong) have entered into any agreements or arrangements with Verizon, the Company, or their respective affiliates regarding continued service with Verizon, the Company or their respective affiliates after the Effective Time, it is possible that Verizon, the Company, or their respective affiliates may enter into employment or other arrangements with the Company’s management in the future.

Continuing Employee Benefits

Pursuant to the Merger Agreement, Verizon has agreed that each Company employee who continues as an employee of the Surviving Corporation, of Verizon or of any of their respective subsidiaries following the consummation of the Merger (a “continuing employee”) will, until the earlier of the termination of such continuing employee’s employment with such entities or (i) the first anniversary of the consummation of the Merger, be provided with (a) the same level of base salary or wage rate as provided to the continuing employee prior to the consummation of the Merger and (b) incentive compensation opportunities (including equity-based incentive compensation opportunities) as a percentage of base wage or salary and with respect to the degree of difficulty or achievement substantially comparable in the aggregate to those provided to the continuing employee immediately prior to the consummation of the Merger; and (ii) the end of the year in which the consummation of the Merger occurs, 401(k) benefits, severance benefit eligibility, medical benefits and other welfare benefit plans, programs, and arrangements that are, in Verizon’s discretion: (a) substantially comparable to those provided to each continuing employee immediately prior to the consummation of the Merger, (b) substantially comparable to those provided to management employees of Verizon or (c) a combination of the foregoing.

Pursuant to the Merger Agreement, Verizon has also agreed that, until the first anniversary of the consummation of the Merger, continuing employees who are terminated without “cause” (as defined in the Merger Agreement) and who are not otherwise entitled to severance under an individual agreement will generally receive severance payments and benefits no less than those provided under the Company’s severance guidelines in effect as of signing (with the base salary component of such severance payments or benefits not to exceed 12 months for employees at or below the vice president level, or 18 months for employees at the senior vice president or executive vice president level).

In addition, Verizon has agreed to recognize years of service with the Company or its subsidiaries under Verizon employee benefit plans to the extent such service would have been recognized under a corresponding Company employee benefit plan (including for purposes of eligibility to participate, vesting, vacation entitlement and severance benefits, but not for benefit accrual under any defined benefit or retiree welfare plan and not to the extent that such crediting would result in any duplication of benefits for the same period of service). Verizon has also agreed to (A) cause any pre-existing condition exclusions and waiting periods to be waived to the extent that such limitations were inapplicable to, or had been satisfied, under the corresponding Company employee benefit plan and (B) provide credit for deductibles and co-payments to the extent such expenses would have been credited under the corresponding Company employee benefit plan.

The Company will consult with Verizon (and consider in good faith the advice of Verizon) prior to the Company sending any mass written notices or other mass communication materials (including any postings to any website) with respect to the foregoing items described in this section (and, for the avoidance of doubt, not including any compensation or benefits matters not related to the Merger) to its employees or former employees or any of its subsidiaries, but excluding any mass written notices or other mass communication materials with respect to administrative matters. Prior to the Effective Time, the Company will provide Verizon with reasonable access following advance notice to such employees or former employees for purposes of Verizon providing notices or other communication materials regarding Verizon compensation and benefit plans and the matters described in this section; provided, that such access shall not unduly interfere with the operation of the business of the Company prior to the Closing.

The Company and each of its subsidiaries will, after the date of the Merger Agreement and prior to the Effective Time, (i) provide any and all notices to; (ii) make any and all filings or registrations with; and (iii) obtain any and all consents or approvals of, any labor organization, works council or any similar entity, council or organization, required to be made or obtained in connection with the Merger Agreement or the consummation of the transactions contemplated by the Merger Agreement, except, in the case of each of clauses (i), (ii) and (iii), as would not, individually or the aggregate, result in material fines or penalties or could not be corrected following the Effective Time.

The foregoing summary of certain provisions of the Merger Agreement does not purport to be complete, and is qualified in its entirety by the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Indemnification and Insurance

Pursuant to the terms of the Merger Agreement, the Company’s directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from Verizon or the Surviving Corporation for a period of time following the Effective Time. Such indemnification and insurance coverage is further described in the section entitled “—Effect of the Merger on Director and Officer Indemnification and Insurance” below.

Information Regarding Golden Parachute Compensation

The information set forth below is intended to comply with Item 402(t) of Regulation S-K regarding the compensation for each of the Company’s named executive officers who were named executive officers in the Company’s most recent filing with the SEC under the Securities Act or Exchange Act that required disclosure pursuant to Item 402(c) of Regulation S-K (the “named executive officers”), that is based on or otherwise relates to the Offer and/or the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The table below assumes that the closing of the Merger, and thus the date of the

“change in control” as used below, occurred on May 20, 2015, that the employment of the named executive officer was terminated by the Company without cause or by the named executive officer for good reason on such date, that no amount of withholding taxes are applicable to any payments set forth in the table, that no payments are delayed for six months to the extent required under Code Section 409A and that no payments are subject to reduction to the extent required by the terms of any applicable agreement to account for the application of Code Section 280G to such payments. The amounts set forth in the table are estimates based on the $50.00 per Share cash consideration payable under the Merger Agreement. As a result of these assumptions and estimates, and the additional assumptions and estimates described in the footnotes accompanying this table, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the below table. For additional details regarding the terms of the payments described below, see the discussion above in the section entitled “—Arrangements between the Company and its Executive Officers, Directors and Affiliates.”

Name	Cash(1) ($)	Equity(2) ($)	Perquisites/ Benefits(3) ($)		Total ($)
Tim Armstrong(4)	2,767,123	7,248,585	37,197		10,052,905
Karen Dykstra	1,484,589	3,868,715	24,125		5,377,429
Julie Jacobs	1,271,404	4,078,681	37,197		5,387,282
Robert Lord	1,583,562	5,293,286	37,197		6,914,045
William Pence	1,130,137	3,253,055	—	(5)	4,383,192

(1)	As described in more detail above in “—Arrangements between the Company and its Executive Officers, Directors and Affiliates,” this amount equals the “double-trigger” cash severance payments payable to each of the named executive officers upon a qualifying termination of employment, which consists of (i) an amount equal to 24 months of base salary, payable in 48 substantially equal semi-monthly installments for Mr. Armstrong, and 18 months of base salary payable in 36 substantially equal semi-monthly installments for the other named executive officers, and (ii) a lump sum cash payment equal to the named executive officer’s annual bonus for the year of termination, prorated through the termination date, payable if and when bonuses are paid to other employees (which for Ms. Jacobs and Mr. Pence, is based on actual performance, which shall be at the same rate as all continuing executive officers with respect to the portion of the bonus determined based on Company performance goals), less applicable tax withholdings. For purposes of this table, we have assumed that the Effective Time of the Merger, and the named executive officer’s qualifying termination, occur on May 20, 2015 and that each named executive officer would have been eligible for an annual bonus in respect of the 2015 bonus year equal to 100% of such named executive officer’s target bonus. The Company’s obligation to pay the cash severance payments to the named executive officers is conditioned on the applicable named executive officer executing and not revoking an effective release of claims in favor of the Company and its related entities and agents. The named executive officers must also comply with certain post-termination restrictive covenants, including a perpetual confidentiality covenant, a 12-month post-termination non-solicitation covenant with respect to Company employees, and certain customers, or prospective customers, and a 12-month post-termination non-competition covenant.

The following table lists the respective portions of the amount set forth in this column that are attributable to the cash severance described in subsection (i) of this paragraph and the portion of the amount set forth in this column that is attributable to the pro-rata bonus described in subsection (ii) of this paragraph.

Name	Cash Severance Paid Related to Base Salary ($)	Cash Severance Paid Related to Pro- Rata Annual Bonus ($)	Total ($)
Tim Armstrong	2,000,000	767,123	2,767,123
Karen Dykstra	1,125,000	359,589	1,484,589
Julie Jacobs	1,012,500	258,904	1,271,404
Robert Lord	1,200,000	383,562	1,583,562
William Pence	900,000	230,137	1,130,137

(2)	As described in more detail above in “—Arrangements between the Company and its Executive Officers, Directors and Affiliates,” (i) each outstanding unvested Company stock option that is held by a named executive officer will be cancelled in exchange for a cash amount, in respect of each Share subject to such Company stock option, equal to the Offer Price less the applicable option exercise price (if positive), with such cash payment to become vested, subject to continued service, and be settled based on the original vesting schedule of such Company stock option (but not later than the last day of the calendar year in which the Effective Time of the Merger occurs); and (ii) each outstanding unvested Company restricted stock unit that is held by a named executive officer will be cancelled in exchange for a cash amount, in respect of each Share subject to such Company restricted stock unit, equal to the Offer Price plus the aggregate cash amount of any outstanding and unpaid “dividend equivalents” credited in respect of such Company restricted stock unit, with such cash payment to become vested, subject to continued service, and settled based on the original vesting and settlement schedule of the Company restricted stock unit; and (iii) each outstanding unvested Company performance stock unit that is held by a named executive officer will be cancelled in exchange for a cash amount, in respect of each Share subject to such Company performance stock unit, equal to the Offer Price plus the aggregate cash amount of any outstanding and unpaid “dividend equivalents” credited in respect of such Company performance stock unit, with such cash payment to become vested, subject to continued service, and settled based on the original vesting and settlement schedule of the Company performance stock unit and with performance-based vesting metrics determined, if the Company performance stock unit is subject to (a) total shareholder return performance metrics, based on performance relative to peers through the Effective Time of the Merger, with the Company price per Share determined as the Offer Price, as provided under the applicable award agreements, (b) segment-based performance metrics, “target” performance under the applicable award agreement, and (c) revenue performance metrics, actual performance, subject to certain reasonable good faith adjustments. For purposes of this table, (i) with respect to Company performance stock units subject to total shareholder return performance metrics, performance has been determined based on performance relative to peers through May 15, 2015, with the Company price per Share determined as the Offer Price, (ii) with respect to Company performance stock units subject to segment-based performance metrics, performance has been determined based on “target” performance under the applicable award agreement, and (iii) with respect to Company performance stock units subject to revenue performance metrics, performance against revenue performance metrics has been measured as of March 31, 2015 (as provided under the applicable award agreement(s) upon a termination without cause or by the named executive officer for good reason within the 12-month period following a change in control) and, based on this determination, it has been determined that no such performance stock units would have been earned. Pursuant to the applicable award agreements, upon a termination of employment of a named executive officer without cause or by the named executive officer for good reason within the 12-month period following a change in control, all Company stock options, Company restricted stock units and Company performance stock units will immediately become fully vested (i.e., “double-trigger” vesting). In addition, pursuant to the applicable award agreements, if Company stock options or Company restricted stock units remain outstanding on the 12-month anniversary of a change in control, such Company stock options and Company restricted stock units will immediately vest in full (i.e., “single-trigger” vesting). The cash amounts to be paid to named executive officers in respect of their Company equity-based incentive awards that are fully vested as of May 20, 2015 are not required to be included in the above table, accordingly they are not included.

The following table sets forth the values of each type of equity-based incentive award that would vest in connection with the Merger, assuming that each named executive officer experiences a qualifying termination on such date, including the value of any related dividend equivalents. All such amounts are attributable to “double-trigger” arrangements. The amounts in this column and in the table below assume a price per Share equal to $50.00, the fixed dollar amount per Share that will be received by stockholders of the Company in the Offer.

Name	Value of Company Stock Options ($)	Value of Company Restricted Stock Units ($)	Value of Company Performance Stock Units ($)	Total ($)
Tim Armstrong	3,162,459	—	4,086,126	7,248,585
Karen Dykstra	807,483	1,515,657	1,545,575	3,868,715
Julie Jacobs	940,062	1,413,114	1,725,505	4,078,681
Robert Lord	719,148	1,917,150	2,656,989	5,293,287
William Pence	809,212	1,202,800	1,241,043	3,253,055

(3)	As described in more detail above in “—Arrangements between the Company and its Executive Officers, Directors and Affiliates,” this amount equals the estimated value of the “double-trigger” Company-paid medical, dental and/or vision benefit coverage under COBRA for 18 months, as provided under the terms of the named executive officers’ respective employment agreements. This amount is based on the applicable named executive officer’s elected level of coverage for plan year 2015 and the rate applicable to such coverage effective as of January 1, 2015. Except for the welfare benefit described in the immediately preceding sentence, as of the date of this Schedule 14D-9, the named executive officers are not expected to receive any perquisites or personal benefits that are based on or otherwise relate to the Offer and/or the Merger.
(4)	The amounts in the table above do not include the value of any compensation to be received by Mr. Armstrong under the Armstrong Letter Agreement, as such compensation is in respect of a bona fide post-transaction employment agreement entered into in connection with the Merger. The Armstrong Letter Agreement is described in detail above in “—Compensation Arrangements Entered Into in Connection with the Merger—Armstrong Letter Agreement.”
(5)	Mr. Pence has waived coverage under the Company’s group health plan.

Effect of the Merger on Director and Officer Indemnification and Insurance

Until the sixth anniversary of the effective time of the Merger, Verizon, the Surviving Corporation and its subsidiaries shall (i) indemnify and hold harmless each present and former director and officer of the Company or its subsidiaries (the “Indemnified Persons”) against any costs, expenses or losses in connection with any action arising out of or pertaining to (a) any action or omission or alleged action or omission in connection with such Indemnified Person’s capacity as an officer, director or employee of the Company or any of its subsidiaries or affiliates or (b) the Offer, the Merger, the Merger Agreement and any transactions contemplated thereby; and (ii) pay in advance of the final disposition of any action the expenses of any Indemnified Person upon receipt of an undertaking by or on behalf of such Indemnified Person to repay such amount if it shall ultimately be determined that such Indemnified Person is not entitled to be indemnified. Neither Verizon nor the Surviving Corporation shall settle or compromise or consent to the entry of any judgment for which indemnification may be sought unless such settlement or compromise, consent or termination includes an unconditional release of all Indemnified Persons from all liability arising out of such claim.

The Company shall, and if the Company is unable to, Verizon shall cause the Surviving Corporation to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of at least six years from the effective time of the Merger with respect to any claim related to any period prior thereto from an insurance carrier with the same or better credit rating as the Company’s current applicable insurance carrier (the “D&O Insurance”), with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies. If the Company or the Surviving Corporation fails to obtain such “tail” insurance policies Verizon or the Surviving Corporation will maintain in effect for at least six years from the effective time of the Merger the D&O Insurance in place as of the date of the Merger Agreement or provide insurance for the Indemnified Persons from an alternative carrier with the same or better credit rating and with terms and conditions no less favorable than the Company’s existing coverage. However, Verizon shall not be required to spend in excess of 275% of the annual premiums currently paid by the Company for such insurance.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Board.

At meeting held on May 11, 2015, after careful consideration, the Board, among other things, unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders,

(ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of Delaware law, and (iii) recommended that holders of Shares accept the Offer and tender their Shares to Acquisition Sub in the Offer.

The Board hereby unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Acquisition Sub in the Offer.

A copy of a press release issued by Verizon, dated May 12, 2015, announcing the Merger Agreement, the Offer and the Merger, is filed as Exhibit (a)(1)(H) to this Schedule 14D-9 and is incorporated herein by reference.

Background of the Offer; Reasons for the Recommendation of the Board.

Background of the Offer

The Board and the Company’s management team regularly review and assess the Company’s business strategies and objectives, and the Board regularly reviews and discusses the Company’s performance, risks and opportunities, all with the goal of enhancing stockholder value. The Board and the Company’s management team regularly review and evaluate pursuing various strategic alternatives as part of these ongoing efforts, taking into account expected economic, competitive and other market conditions. These strategic alternatives include the continued operation of the Company as an independent, standalone company, acquiring new businesses to complement or expand existing Company businesses, separating one or more of the Company’s businesses, and entering strategic partnerships or other investments with respect to one or more of the Company’s businesses. In addition, the Company and its representatives are routinely approached by other companies and their representatives regarding possible transactions. The Board and the Company’s management team utilize both internal resources and external advisors, including Allen & Company LLC (“Allen & Company”) as the Company’s financial advisor and Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”) as the Company’s legal advisor, in connection with these reviews and evaluations and other matters.

In June 2014 members of Verizon’s management team contacted Tim Armstrong, the Company’s Chairman, President and CEO , to discuss potential collaborative opportunities between the companies, and in July 2014, Mr. Armstrong and Lowell McAdam, Verizon’s Chairman and CEO, attended the Allen & Company Sun Valley Conference, an annual media finance conference hosted by Allen & Company. At this conference, Mr. Armstrong and Mr. McAdam met and discussed ongoing and emerging trends in their respective industries.

In October 2014 a member of Verizon’s management contacted a representative of the Company to propose an initial meeting between representatives of the two companies to discuss their respective businesses and potential partnership opportunities.

On November 21, 2014, representatives of the Company and Verizon, including Mr. Armstrong and Mr. McAdam, met to discuss opportunities and risks facing their respective companies and industries. The parties also discussed potential ways in which they could partner to take advantage of these opportunities and potentially mitigate these risks including a commercial arrangement or joint venture.

On November 25, 2014, the Company and a subsidiary of Verizon entered into a confidentiality agreement to facilitate ongoing discussions.

On December 1, 2014 and December 2, 2014, representatives of the Company and Verizon met to further discuss potential opportunities between the two companies. Representatives of the Company reviewed with Verizon the Company’s current businesses, focusing primarily on its platforms business. Representatives of Verizon provided representatives of the Company with an overview of Verizon’s assets that could potentially complement the Company’s assets, including the Company’s platforms assets. The parties discussed several potential collaborative opportunities, including a joint venture and a commercial partnership. These two days of management meetings culminated in another meeting on December 4, 2014, at which Mr. Armstrong and Mr. McAdam agreed to continue discussions about a potential joint venture or commercial partnership. At this meeting, Mr. McAdam informed Mr. Armstrong that Verizon had no interest in the acquisition of the entire Company or of a majority interest in the Company.

On December 9, 2014, representatives of the Company, together with representatives of Allen & Company, held a preliminary discussion with a third party (“Company A”) regarding a potential transaction involving all or a part of the Company’s businesses.

In December 2014, the Company also began to explore whether stockholder value could be created through the sale or divestiture of the Company’s platforms assets and potentially certain of its brands assets, including by spinning off a newly formed subsidiary holding these assets to the Company’s stockholders.

On December 11, 2014, the Board met, and the Company’s management reviewed with the Board the Company’s performance in 2014 and discussed the strategic and operating plan for 2015. The Company’s management and financial advisor reviewed with the Board trends in the digital media and technology industries; the Company’s expectations and outlook; and strategic risks facing the Company, including maintaining the status quo. The Company’s management identified needs critical to the growth of the Company’s platforms and brands businesses and ability to deliver ongoing stockholder value, including scaling audience (including video, mobile and display) and monetization capabilities. The Company’s management explained that addressing these needs at the necessary scale and on a global basis would be very costly, and that these significant incremental costs would be challenging for the Company on a standalone basis. The Board also reviewed the cash flow characteristics and potential investment needs of the Company and each of its respective businesses, including the impact on free cash flow of the expected reduction in the Company’s tax assets in the near-term. The Board instructed the Company’s management to explore on a preliminary basis, with the assistance of the Company’s advisors, a number of potential alternatives.

On December 12, 2014 and December 14, 2014, Mr. McAdam and Mr. Armstrong continued their discussions by phone around a potential commercial or joint venture relationship between the parties.

On January 13, 2015, representatives of the Company and Verizon, including Mr. Armstrong and Mr. McAdam, met, and representatives of Verizon suggested that the parties explore a joint venture into which Verizon would contribute certain over-the-top (“OTT”) video services, digital media assets and cash, and the Company would contribute platforms assets and certain brands assets. Representatives of the Company and Verizon held a series of meetings during the month of January to discuss the feasibility and market opportunities relating to such a joint venture, including the assets and capabilities that each party could contribute to address those opportunities. The parties also began preliminary product, technology and financial due diligence to learn more about the assets and capabilities that each party could contribute to a joint venture. Throughout these meetings, Verizon reiterated that they were not interested in acquiring the Company as a whole.

In January 2015, the Company’s management concluded, after exploring in detail the viability of a potential spinoff of its platforms assets and certain brands assets, that partnering with a company that could strategically enhance the Company’s brands, video and platforms businesses would potentially result in greater value to the Company’s stockholders than separating the Company’s platforms assets and certain brands assets from the remaining businesses of the Company. The Company’s management reached this conclusion based on a number of factors, including that the costs involved in separating the Company’s businesses would be significant and that the cash needed to grow these particular businesses (or combinations thereof) exceeded the cash that could likely be generated by operating these businesses independently of the Company’s remaining businesses.

On January 29, 2015, the Board met, at which meeting the Company’s management and financial advisor discussed potential strategic alternatives and transactions for the Company. The Company’s management discussed with the Board its conclusion that a spinoff of its platforms assets and certain brands assets would not be feasible. The Company’s management also discussed with the Board the status of the Company’s discussions regarding a potential transaction with Verizon. The Company’s management reviewed the strategic benefits that a potential transaction with Verizon could potentially provide to the Company, including, notably, the ability to address in a single transaction the Company’s critical needs to scale audience (including video, mobile and display) and monetization capabilities. The Board authorized the Company’s management to continue discussions with Verizon with respect to a potential transaction.

On February 4, 2015, a high level term sheet reflecting a potential joint venture structure prepared by Wachtell Lipton was delivered to a representative of Verizon.

From February 2015 through March 2015, the Company and Verizon, together with their respective advisors, held a series of meetings and discussions regarding the business plan, product offerings, content and programmatic advertising assets that would be the focus of the potential joint venture. The Company and Verizon also continued to work, with the assistance of their respective financial advisors, on the valuation of the assets that might be contributed to the joint venture by each party.

On February 26, 2015, representatives of another third party (“Company B”) contacted representatives of the Company and expressed interest in receiving information with respect to the Company’s platforms and brands businesses.

On February 27, 2015, the Board met, and Mr. Armstrong reviewed the conclusions of the Company’s exploration of potential partnerships, asset sales and spinoffs as well as the recent discussions with Verizon regarding a potential transaction. The Board authorized management and its advisors to engage in further discussions with Verizon.

On February 27, 2015, Verizon delivered an initial due diligence request list relating to selected assets and operations of the Company to representatives of the Company.

On March 4, 2015, a representative of Verizon met with Mr. Armstrong to discuss the potential joint venture structure and on March 5, 2015, Mr. Armstrong met with Verizon’s management, including Mr. McAdam, to discuss the Company’s business and operations.

In March 2015, a private equity firm (“Company C”) contacted representatives of the Company to discuss an acquisition of certain of the Company’s assets. On March 7, 2015, the Company entered into a confidentiality agreement with Company C. Company C thereafter conducted limited preliminary diligence on these assets.

On March 9, 2015, the Company entered into a confidentiality agreement with Company B. That same day, representatives of the Company made a presentation to representatives of Company B regarding the Company’s business, with a focus on the Company’s platforms business. Following this meeting and through mid-April 2015, representatives of the Company held a series of calls with representatives of Company B pursuant to which Company B conducted preliminary financial diligence on the platforms assets and the other assets of the Company. Company B did not engage in further discussions with the Company with respect to a potential transaction following these diligence calls.

On March 25, 2015, representatives of Verizon, including Mr. McAdam, proposed to representatives of the Company, including Mr. Armstrong, a transaction structure pursuant to which Verizon would obtain a majority ownership in the Company in exchange for certain of the assets that the parties had discussed in the context of the joint venture, plus cash, and which would leave the public stockholders of the Company with a minority interest in the Company.

On March 29, 2015, the Board met, and Mr. Armstrong provided the Board an update on recent discussions with Verizon. The Company’s management described the potential strategic benefits of a transaction with Verizon, highlighting the combination of the Company’s programmatic advertising platform and media content with Verizon’s mobile OTT offering, premium video content and end-to-end video delivery network. The

Company also updated the Board on other transactions under consideration by the Company, including the discussions with Company B. The Board agreed to hold weekly meetings to review the deal landscape, including the potential transaction with Verizon.

Following this Board meeting, the Company’s management team participated in a series of meetings and telephonic discussions with Verizon’s management team, together with their respective advisors, to discuss, among other things, due diligence matters, transaction structure and the potential terms of a transaction. In discussing valuation, the Company’s management continued to articulate the potential strategic benefits associated with combining the Company’s programmatic advertising platform and media content with Verizon’s mobile OTT offering, premium video content and end-to-end video delivery network.

On April 2, 2015, representatives of Verizon, the Company, Wachtell Lipton and Weil Gotshal & Manges, LLP (“Weil”), Verizon’s legal advisor, held a conference call during which the tax structuring of a majority interest structure was discussed. During the following week, the parties conducted a due diligence review of the respective assets contemplated for inclusion in either a joint venture structure or a majority interest structure, the Company’s financials and potential synergies.

On April 8, 2015, the Company entered into a confidentiality agreement with Company A. On April 10, 2015, representatives of the Company, together with representatives of Allen & Company, had a brief follow-up discussion with representatives of Company A with respect to a potential transaction. Representatives of Company A informed the Company that Company A was not prepared to proceed with a transaction with the Company at the present time.

On April 8, 2015, members of Verizon’s management, including Mr. McAdam, and members of the Company’s management team, including Mr. Armstrong, met at Verizon’s headquarters in Basking Ridge, NJ to discuss the alternative structures then contemplated and Mr. McAdam raised the possibility of a 100% acquisition of the Company with Mr. Armstrong.

On April 12, 2015, the Board met, and the Company’s management updated the Board on the status of discussions with Verizon since the last meeting of the Board and Verizon’s recently expressed interest in a potential acquisition of the entire Company. The Company’s management explained the reasons why they viewed a potential transaction with Verizon as a strong strategic fit for the Company. Mr. Armstrong discussed various transaction structures that had been evaluated, noting that any transaction must deliver value to stockholders reflecting the strategic benefits provided to Verizon. He also explained the importance that Verizon was placing on retaining the Company’s management team, and the Board requested that Mr. Armstrong keep the Board apprised of these discussions as they progressed. Mr. Armstrong then discussed with the Board other strategic priorities of the Company and the deal landscape in general. The Board authorized management to engage in further discussions with Verizon, including with respect to management retention.

On April 13, 2015, members of Verizon’s management and Mr. Armstrong and other members of the Company’s management held a conference call to discuss the process moving forward following Verizon’s stated interest in a potential acquisition of 100% of AOL, and on the same day the Company made available to representatives of Verizon and its financial and legal advisors an online data room with due diligence materials regarding the Company.

On April 14, 2015, Weil discussed with Wachtell Lipton the importance to Verizon of retaining the Company’s Chief Executive Officer and others on its management team and Verizon’s desire to engage in a discussion with Mr. Armstrong regarding such future employment arrangements. Wachtell Lipton advised Weil that Verizon’s views had been discussed with the Board and that the Board had authorized Mr. Armstrong to engage in such discussions.

On April 17, 2015, members of Verizon’s management, including Mr. McAdam, met with Mr. Armstrong to discuss the potential integration of AOL and its personnel into Verizon’s business.

On April 22, 2015, Weil sent a draft Merger Agreement to Wachtell Lipton, which contemplated a tender offer by a wholly owned subsidiary of Verizon for all of the outstanding Shares, to be promptly followed by a merger in which the Shares not tendered in the Offer would be entitled to receive the tender offer price, without interest and less applicable tax withholding. The draft Merger Agreement provided, among other things, for the payment by the Company of a termination fee equal to 4.5% of the equity value of the transaction if (i) the Merger Agreement was terminated following a specified outside date of the tender offer, or as a result of a material breach by the Company, and (ii) the Company entered into an alternative transaction within an 18-month period following termination. The draft Merger Agreement also provided for the reimbursement by the Company of Verizon’s transaction expenses if the Merger Agreement were terminated under certain other circumstances.

On April 26, 2015, the Board met, and Mr. Armstrong discussed the deal landscape generally, various strategic transactions under consideration by the Company and the status of discussions with Verizon. The Company’s management discussed with the Board the potential benefits of an acquisition of the Company by Verizon for the Company’s stockholders and employees. The Board also evaluated with the Company’s management the ability of an acquisition by Verizon to address the Company’s needs to scale audience (including video, mobile and display) and monetization capabilities, in comparison to other alternatives available to the Company to fuel the growth of the Company’s platforms and brands businesses. The directors discussed the possibility of seeking alternative offers; the risks associated with closing a transaction with Verizon; the Company’s financial projections, underlying assumptions and risk profiles related to the Company on a standalone basis; the optimal timing for proceeding with any decision; and related matters. Mr. Armstrong explained that Verizon continued to emphasize the retention of the Company’s management team and intended to pursue employment and retention arrangements. The Board then discussed and confirmed the terms of Allen & Company’s ongoing engagement with the Company as the Company’s exclusive financial advisor in connection with a potential transaction with Verizon.

On April 27, 2015, Wachtell Lipton sent a revised draft of the Merger Agreement to Weil which, among other things, proposed extending the outside date of the tender offer; proposed changes to the Company’s termination rights and the circumstances in which the termination fee would become payable by the Company (including adding that a competing proposal must have emerged prior to termination of the Merger Agreement and reducing from 18 months to 12 months the length of the “tail” period in which the termination fee would be payable if the Company entered into an alternative transaction); proposed deleting the reimbursement by the Company of Verizon’s transaction expenses if the Merger Agreement was terminated under certain other circumstances; proposed changes to the treatment of equity provisions; proposed changes to the Company’s obligation to not solicit alternative transactions; proposed changes to Verizon’s obligations to obtain antitrust approval; proposed changes to Verizon’s obligations to maintain insurance for the Company’s directors and officers; and proposed changes to the conditions to closing.

On April 30, 2015, the Company provided the preliminary financial results of the Company’s first quarter to Verizon. Also on that date, a member of Verizon’s management spoke with Mr. Armstrong regarding the importance to Verizon that AOL’s talent continue at the Company following the Merger and indicated that employment arrangements would be structured by Verizon to include compensation opportunities tied to the performance of the Company and in aggregate amounts at least comparable to current compensation opportunities. No specific details of such compensation arrangements were discussed.

On May 1, 2015, Weil sent a revised draft of the Merger Agreement to Wachtell Lipton which, among other things, proposed additional restrictions on the conduct of the Company’s business between signing and closing; proposed changes to the circumstances in which the termination fee would become payable by the Company (including deleting the requirement that a competing proposal must have emerged prior to the termination of the Merger Agreement and extending from 12 months to 15 months the length of the “tail” period in which the termination fee would be payable if the Company entered into an alternative transaction); proposed reinserting the reimbursement by the Company of Verizon’s transaction expenses if the Merger Agreement was terminated under certain other circumstances; proposed changes to the treatment of equity provisions; and proposed changes to the closing condition related to the accuracy of the Company’s representations and warranties.

On May 3, 2015, Wachtell Lipton sent a revised draft of the Merger Agreement to Weil which, among other things, proposed changes to the restrictions on the conduct of the Company’s business between signing and closing, circumstances under which a termination fee or expense reimbursement would become payable by the Company (including reinserting that a competing proposal must have emerged prior to the termination of the Merger Agreement for the termination fee to become payable, and deleting the expense reimbursement), treatment of equity provisions and closing conditions.

On May 3, 2015, the Board held a meeting at which Mr. Armstrong updated the Board on the status of discussions with Verizon and the transaction generally. Representatives of Wachtell Lipton reviewed with the Board the mechanics of the tender offer and other terms of the draft Merger Agreement. The Board discussed the importance that Verizon was placing on the retention of the Company’s management team and Verizon’s desire for employment and retention arrangements. Mr. Armstrong then provided the Board with an update on the other transactions under consideration by the Company. The Board authorized management and its advisors to engage in further discussions with Verizon.

On May 4, 2015, a member of a consortium involving Company C presented a proposal to the Company to acquire certain of the Company’s assets that Company C had discussed with the Company in March 2015.

On May 7, 2015, a representative of Verizon called a representative of the Company to inform him that Verizon was planning to submit a formal offer to acquire the entire Company. The representative of the Company expressed the view that the Company was expecting a price per share “in the 50s” and the representative from Verizon advised that the Company should instead expect the offer from Verizon to be “in the high 40s.”

On May 7, 2015, Weil again discussed with Wachtell Lipton the importance to Verizon of retaining the Company’s management team and of Verizon’s intention to present a specific employment proposal to Mr. Armstrong. Wachtell Lipton reconfirmed that the Board had discussed Verizon’s views regarding the importance of retaining AOL’s management and that it had no objection to Verizon proceeding with such proposal.

On May 8, 2015, the Company reported its financial results for the first quarter of its 2015 fiscal year, which exceeded consensus Wall Street adjusted earnings per share expectations by approximately 6% and consensus Wall Street revenue expectations by approximately 5%.

On May 8, 2015, a representative of Verizon spoke with a representative of the Company and orally presented a proposed price per share of $47.00. The representative of the Company requested that Verizon increase its proposed price in light of the significant strategic benefits and accelerated monetization that Verizon would gain from combining the Company’s programmatic advertising platform and media content with Verizon’s mobile OTT offering, premium video content and end-to-end video delivery network. The representatives of the Company and Verizon engaged in further negotiation regarding the offer price, and the representative of Verizon agreed to increase the proposed price per share to $50.00 and reiterated the proposal for a termination fee equal to 4.5% of the equity value of the Company, and informed the representative of the Company that there was no further room for negotiation with respect to the offer price and that if this price was not of interest, Verizon was prepared to withdraw its offer. Later on May 8, 2015, Verizon submitted to the Board a written proposal to purchase all of the Company’s outstanding Shares for $50.00 per Share in cash. This proposal noted that Verizon expected to extend offers of employment to certain members of the Company’s existing management team.

On May 8, 2015, the Board met, and Mr. Armstrong updated the Board on developments since the Board’s last meeting, including Verizon’s formal offer to acquire the Company for $50 per Share. Mr. Armstrong and the Company’s management discussed with the Board the financial and strategic benefits of the proposed transaction with Verizon for the stockholders and employees of the Company. The Company’s management also discussed the offer presented on May 4, 2015 to acquire certain of the Company’s assets, including in the context of the ongoing discussions with Verizon.

On May 8, 2015, representatives of Wachtell Lipton and Weil negotiated various terms and conditions of the Merger Agreement, including, among others, the conditions to the Offer, the circumstances under which the Board could change its recommendation to the Company’s stockholders regarding the proposed transaction, circumstances under which the termination fee and an expense reimbursement could be payable by the Company and the conditions under which the Merger Agreement could be terminated.

On May 9, 2015, Mr. Armstrong telephoned a representative of Verizon to discuss the price at which Verizon had offered to acquire the Company. Mr. Armstrong requested that Verizon provide further value to the Company’s stockholders in light of the strategic benefits and accelerated monetization that Verizon would gain from acquiring the Company’s assets and the ability to build one of the world’s largest programmatic advertising platforms. The representative of Verizon informed Mr. Armstrong that there was no further room for negotiation with respect to the offer price.

Later on May 9, 2015, Mr. Armstrong and a representative of Verizon discussed the amount of the termination fee that would be payable by the Company if the Merger Agreement were terminated and within 12 months thereafter the Company entered into a competing transaction. The representative of Verizon proposed a termination fee in an amount equal to 3.5% of the equity value of the transaction, which was a reduction from the 4.5% originally proposed by Verizon.

On May 9, 2015, the Board met, and Mr. Armstrong updated the Board on developments with Verizon since the previous day’s Board meeting.

On May 10, 2015, Weil sent a revised draft Merger Agreement to Wachtell Lipton, which, among other things, proposed further changes to the covenants, termination rights, circumstances under which the termination fee and an expense reimbursement would become payable by the Company (including again eliminating the requirement that a competing proposal must have emerged prior to the termination of the Merger Agreement for the termination fee to become payable, and reinserting the expense reimbursement) and closing conditions.

Later on May 10, 2015, Wachtell Lipton sent a revised draft of the Merger Agreement to Weil proposing, among other things, further changes to the termination fee and expense reimbursement provisions, as well as the closing conditions.

Late in the evening of May 10, 2015, a draft offer letter was delivered by Verizon to Mr. Armstrong relating to the proposed terms of his employment. Mr. Armstrong had no conversations with Verizon regarding the draft letter prior to the conclusion of the Company’s next Board meeting.

On May 11, 2015, the Board met, and Mr. Armstrong updated the Board on the status of discussions with Verizon. Representatives of Wachtell Lipton reviewed with the Board the applicable legal standards in connection with a possible transaction and the terms of the draft Merger Agreement. Also at this meeting, Allen & Company reviewed with the Board its financial analysis of the $50.00 per Share cash consideration payable in the transaction and rendered to the Board an oral opinion, which was confirmed by delivery of a written opinion dated May 11, 2015, to the effect that, as of that date and based on and subject to the matters described in the opinion, the $50.00 per Share cash consideration to be received in the Offer and the Merger, taken together as a single integrated transaction, by holders of Shares (other than Verizon, Acquisition Sub and their respective affiliates) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. Following these discussions, the Board determined that the proposed transaction with Verizon was advisable to and in the best interests of the Company and its stockholders, and unanimously voted to approve the Merger Agreement.

Subsequent to the Board’s approval of the transaction on May 11, 2015, Mr. Armstrong discussed and agreed to terms of his employment with Verizon. Verizon informed Mr. Armstrong that they were unwilling to proceed with a transaction without his agreement to terms and following discussion Mr. Armstrong and Verizon came to an agreement.

Also on May 11, 2015, the Verizon board of directors met and approved the Merger Agreement.

Following the Board and Verizon board of directors meetings on May 11, 2015, the Merger Agreement was finalized and executed by the Company, Verizon and Acquisition Sub. On the morning of May 12, 2015, Verizon issued a press release announcing the execution by the parties of the Merger Agreement.

Reasons for the Recommendation of the Board

The Board carefully considered the Offer and the Merger, consulted with the Company’s management and legal and financial advisors, and took into account numerous factors, including, but not limited to, the factors listed below. The Board has unanimously determined that the Offer and the Merger are fair to and in the best interests of the Company’s stockholders, and recommends that the holders of the Common Stock tender their Shares in the Offer, for the following reasons.

1.	Substantial and Immediate Cash Value

The Board unanimously determined that, after an evaluation of potential strategic alternatives with the assistance of the Company’s management, legal and financial advisors, the Offer price of $50.00 per Share in cash offered immediate and certain value and was fair, from a financial point of view, to the holders of Shares.

2.	Significant Premium to Market Price

The Board noted that the Offer Price of $50.00 per Share in cash represented a significant premium over the market prices at which the Shares previously had traded. The Offer Price represents a 15% premium over the May 8, 2015 closing Share price, a 23% premium over the average closing Share price for the seven trading days ended May 8, 2015 and a 26% premium over the average closing Share price for the 30 trading days ended May 8, 2015.

3.	Likelihood of Consummation

The Board noted the strong likelihood that the Offer will be completed and the Merger will be consummated, based on, among other things, the conditions to the Offer and the Merger being specific and limited, and not within the control or discretion of Verizon or its affiliates, the likelihood of obtaining required regulatory approvals and the remedy of specific performance available to the Company under the Merger Agreement in the event of breaches by Verizon. In addition, Verizon has significant cash on hand and access to readily available short-term financing to consummate the Offer and the Merger.

4.	Review of Potential Strategic Alternatives

The Company and the Board considered a wide variety of potential strategic alternatives other than a sale of the Company, including pursuing additional acquisitions, disposing of certain assets and pursuing strategic partnerships or other investments. The Board considered the cash flow characteristics and potential investment needs of its various businesses, on a combined basis and in the context of a spinoff of certain of those businesses. The Company and the Board also reviewed and took into consideration the previous discussions between the Company and Company A and Company B with respect to potential transactions with those third parties, which discussions are described above. The Board concluded that none of these alternatives was reasonably likely to present opportunities for creating greater value for the Company’s stockholders. The Company and the Board also recognized the periodic rumors that the Company was considering a potential sale of the Company, and that no parties other than Verizon, Company A and Company B had contacted the Company.

5.	Prospects of the Company; Risks Relating to Remaining a Stand-Alone Company

In determining that the Offer Price is fair to the Company’s stockholders, the Board also took into account the Company’s recent financial performance, future prospects and general business, industry and economic conditions. The Company and the Board considered the possibility and potential benefits to the Company’s stockholders of continuing to pursue its current business plan on a stand-alone basis; the timing and the likelihood of accomplishing the goals of such alternative; and the Company’s assessment that this alternative was not reasonably likely to present opportunities for creating greater value for the Company’s stockholders, taking into account risks of execution as well as business, competitive, industry and market risks. In particular, the Board considered prospective risks to the Company as a standalone public entity, including the risks and uncertainties with respect to (i) achieving the Company’s growth targets, (ii) the Company’s critical needs to scale audience (including video, mobile and display) and monetization capabilities, (iii) the Company’s ability to achieve scale and expand through acquisitions of other assets or companies and (iv) the “risk factors” set forth in the Company’s Annual Report Form 10-K for the fiscal year ended December 31, 2014. The Board determined that the certainty of the Offer Price was in the best interests of the Company’s stockholders, allowing the Company’s stockholders to receive a significant premium to recent trading prices for their Shares.

6.	Opinion of the Company’s Financial Advisor

The Board received Allen & Company’s opinion, dated May 11, 2015, to the Board as to the fairness, from a financial point of view and as of the date of the opinion, of the $50.00 per Share cash consideration to be received in the Offer and the Merger, taken together as a single integrated transaction, by holders of Shares (other than Verizon, Acquisition Sub and their respective affiliates) pursuant to the Merger Agreement, as more fully described below under the caption “Opinion of the Company’s Financial Advisor.”

7.	Ability to Accept Superior Proposal

The Merger Agreement allows the Company, under certain circumstances, to consider and respond to a superior proposal for an acquisition transaction from a third party prior to the Offer acceptance time, and the Board has the right, after complying with the terms of the Merger Agreement, to terminate the Merger Agreement in order to enter into an agreement with respect to a superior proposal, upon payment of a termination fee of approximately $150 million. In addition, the Company is not party to any standstills that would prohibit an interested bidder from making a competing proposal.

8.	Transaction Structure

The transaction is structured as a tender offer, and the Merger Agreement requires Acquisition Sub, if it acquires a number of Shares in the Offer that, when added to the number of Shares then owned by Verizon and Acquisition Sub (which Verizon and Acquisition Sub have represented is zero in the Merger Agreement) represents at least a majority of the Shares then outstanding (determined on a fully-diluted basis) (the “Minimum Tender Condition”), to consummate a second-step merger in which holders who do not tender their Shares in the Offer will receive cash consideration equal to the Offer Price. The Merger Agreement contains limited rights to terminate the Offer and generally requires Acquisition Sub to extend the Offer beyond the initial expiration date (subject to the outside date for the Offer) if the conditions to Acquisition Sub’s obligations to close the Offer are not satisfied as of such date. Consequently, the transaction structure potentially enables the stockholders to receive the Offer Price pursuant to the Offer in a relatively short time frame (and potentially reduces the uncertainty during the pendency of the transaction), followed promptly by the Merger in which stockholders who do not tender their Shares in the Offer will receive the same Offer Price.

9.	Appraisal Rights

Statutory appraisal rights are available under Delaware law in the Merger for the holders of Shares who do not tender their Shares in the Offer and who otherwise comply with all the required procedures under Delaware law, which would allow such stockholders to seek appraisal of the fair value of their Shares as determined by the Delaware Court of Chancery.

The Board also considered a variety of potentially negative factors in its deliberations concerning the Offer, the Merger and the Merger Agreement, including the following.

1.	No Stockholder Participation in Future Growth or Earnings

The nature of the Offer and the Merger as a cash transaction would prevent the holders of Shares from participating in any future earnings or growth of the Company and benefiting from any appreciation in the value of the Company.

2.	Taxable Consideration

The all-cash consideration in the Offer and the Merger generally would be taxable to the holders of Shares.

3.	Effects of Failure to Complete Transaction

There will be risks and costs to the Company if the Offer does not close, including the diversion of management and employee attention away from the day-to-day operations of the Company, employee attrition, the effect on the Company’s relationships with customers, partners and others that do business with the Company and the operational restrictions imposed on the Company pursuant to the Merger Agreement between signing and closing, among other potential negative effects on the Company if the Offer is not completed.

4.	Potential Conflicts of Interest

As a result of the terms of their employment agreements and equity awards, certain of the Company’s executive officers may receive other payments in connection with or following the Transactions. See “Arrangements between the Company and its Executive Officers, Directors and Affiliates.”

5.	Termination Fee and Expense Reimbursement

The Merger Agreement provides for a termination fee of approximately $150 million that would become payable by the Company under certain circumstances, including if the Company terminates the Merger Agreement to accept a superior proposal. The Merger Agreement also provides for an expense reimbursement of approximately $43 million that would become payable by the Company under certain circumstances, including if antitrust waiting periods have expired or have been earlier terminated and the Minimum Tender Condition has not been satisfied by the outside date for the Offer.

6.	No Solicitation

The Merger Agreement restricts the Company’s ability to solicit competing proposals, subject to certain exceptions to allow the Board to exercise its fiduciary duties.

The Board concluded that the risks and other potentially negative factors associated with the Offer and the Merger were outweighed by the potential benefits of the Offer and the Merger.

The foregoing discussion of the information and factors considered by the Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Board in reaching its recommendation. The members of the Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company and considered the advice of the Company’s financial and legal advisors as well as management forecasts. In light of the number and variety of factors that the Board considered, the Board did not find it practicable to assign relative weights to the foregoing factors. However, the recommendation of the Board was made after considering the totality of the information and factors involved. In addition, individual members of the Board may have given different weight to different factors. In light of the factors described above, the Board unanimously determined that the Offer is advisable, fair to and in the best interest of the Company and holders of Shares, and unanimously recommends that the holders of Shares accept the Offer and tender their Shares to Acquisition Sub in the Offer.

Executive Officer and Director Arrangements Following the Merger

While, as of the date of this Schedule 14D-9, none of the Company’s current directors or executive officers (other than Mr. Armstrong) have entered into any agreements or arrangements with Verizon, the Company, or their respective affiliates regarding continued service with Verizon, the Company or their respective affiliates after the Effective Time, it is possible that Verizon, the Company, or their respective affiliates may enter into employment or other arrangements with the Company’s management in the future.

Opinion of the Company’s Financial Advisor.

The Company has engaged Allen & Company as its financial advisor in connection with the transaction. In connection with this engagement, the Company requested that Allen & Company evaluate and render an opinion to the Board regarding the fairness, from a financial point of view, of the per Share consideration to be received in the transaction by holders of Shares (other than Verizon, Acquisition Sub and their respective affiliates) pursuant to the Merger Agreement. On May 11, 2015, at a meeting of the Board held to evaluate the transaction, Allen & Company rendered to the Board an oral opinion, which was confirmed by delivery of a written opinion dated May 11, 2015, to the effect that, as of that date and based on and subject to the matters described in its opinion, the $50.00 per Share cash consideration to be received in the Offer and the Merger, taken together as a single integrated transaction, by holders of Shares (other than Verizon, Acquisition Sub and their respective affiliates) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Allen & Company’s written opinion, dated May 11, 2015, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached to this document as Annex A. Allen & Company’s opinion was intended for the benefit and use of the Board (in its capacity as such) in connection with its evaluation of the $50.00 per Share cash consideration from a financial point of view and does not address any other aspect of the Offer, the Merger or any related transaction. Allen & Company’s opinion does not constitute a recommendation as to the course of action that the Board should pursue in connection with the transaction, or otherwise address the merits of the underlying decision by the Company to engage in the transaction, including in comparison to other strategies or transactions that might be available to the Company or in which the Company might engage. The opinion does not constitute advice or a recommendation to any stockholder as to whether any stockholder should tender Shares in the Offer or how any stockholder should act on any other matter.

Allen & Company was not requested to, and it did not, recommend the specific consideration payable in the transaction or that any given consideration constituted the only appropriate consideration in the transaction. The type and amount of consideration payable in the transaction were determined through negotiations between the Company and Verizon, and the decision to enter into the transaction was solely that of the Board. Allen & Company’s opinion and financial analyses were one of many factors considered by the Board in its evaluation of the transaction and should not be viewed as determinative of the views of the Board or management with respect to the transaction or the consideration payable in the transaction. Allen & Company’s opinion as expressed in its opinion letter reflected and gave effect to Allen & Company’s general familiarity with the Company as well as information which it received during the course of its engagement, including information provided by the Company’s management in the course of discussions relating to the transaction as more fully described below. In arriving at its opinion, Allen & Company neither conducted a physical inspection of the properties or facilities of the Company nor made or obtained any evaluations or appraisals of the assets or liabilities (contingent, off-balance sheet or otherwise) of the Company, or conducted any analysis concerning the solvency or fair value of the Company.

In arriving at its opinion, Allen & Company, among other things:

•	reviewed the financial terms and conditions of the Merger Agreement as reflected in a draft, dated May 10, 2015, of the Merger Agreement;

•	reviewed certain publicly available historical business and financial information related to the Company, including the Company’s public filings and historical market prices and trading volumes for the Shares;

•	reviewed certain internal financial statements, projections and other financial and operating data of the Company provided by the management of the Company;

•	held discussions with the management of the Company relating to the past and current operations and financial condition and prospects of the Company;

•	reviewed and analyzed certain publicly available information, including certain stock market data and financial information, relating to selected companies with businesses which Allen & Company deemed generally relevant in evaluating the Company;

•	reviewed and analyzed certain publicly available financial information relating to selected transactions which Allen & Company deemed generally relevant in evaluating the transaction; and

•	conducted such other financial analyses and investigations as Allen & Company deemed necessary or appropriate for the purposes of its opinion.

In rendering its opinion, Allen & Company relied on and assumed, with the Company’s consent and without independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information available to Allen & Company from public sources, provided to Allen & Company by the Company or its representatives or otherwise reviewed by Allen & Company. With respect to financial projections and other financial and operating data relating to the Company (including, without limitation, estimates as to the net operating losses and other tax attributes of the Company) that Allen & Company utilized in its analyses, Allen & Company assumed, with the Company’s consent, that they were reasonably prepared in good faith reflecting the best currently available estimates and judgments of the Company’s management as to the future operating and financial performance of the Company and the other matters covered thereby. Allen & Company assumed no responsibility for and expressed no view or opinion as to such financial projections or estimates or the assumptions on which they were based. Allen & Company relied, with the Company’s consent, upon the assessments of the management of the Company as to, among other things, (i) the potential impact on the Company of market and other trends in and prospects for, and governmental and regulatory matters relating to or affecting, the media and technology industries and the business segments in which the Company operates and (ii) the products, technology and intellectual property of the Company (including the validity and associated risks thereof). Allen & Company also assumed, with the Company’s consent, that there would be no developments with respect to any such matters that would be meaningful in any respect to its analyses or opinion.

Further, Allen & Company’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Allen & Company as of, the date of its opinion. It should be understood that subsequent developments may affect the conclusion expressed in Allen & Company’s opinion and that Allen & Company assumed no responsibility for advising any person of any change in any matter affecting its opinion or for updating or revising its opinion based on circumstances or events occurring after the date of its opinion.

In connection with its engagement, Allen & Company was not requested to, and it did not, undertake a formal third-party solicitation process on behalf of the Company with respect to the acquisition of all or a part of the Company; however, at the Company’s request, Allen & Company held preliminary discussions with selected third parties from time to time regarding a possible acquisition of, or other strategic transaction involving, all or a part of the Company. Allen & Company did not express any opinion as to the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation payable to any officers, directors or employees of any party to the transaction, or any class of such persons or any other party, relative to the consideration to be received in the transaction or otherwise. Allen & Company also did not express any opinion as to the prices at which the Shares or any other securities of the Company might trade or otherwise be transferable at any time.

In addition, Allen & Company did not express any opinion as to any tax or other consequences that might result from the transaction, nor did Allen & Company’s opinion address any legal, regulatory, tax or accounting matters, as to which Allen & Company understood that the Company obtained such advice as it deemed necessary from qualified professionals. Allen & Company assumed, with the Company’s consent, that the transaction would be consummated in accordance with the terms and conditions set forth in the Merger Agreement and related documents and in compliance with all applicable laws, documents and other requirements, without amendment or waiver of any material term or condition, and that all governmental, regulatory or third party approvals, consents or other actions necessary for the consummation of the transaction as contemplated by the Merger Agreement and related documents, including with respect to any divestitures, would be obtained without adverse effect on the Company or the transaction. Allen & Company also assumed, with the Company’s consent, that the final executed Merger Agreement would not differ in any material respect from the draft reviewed by Allen & Company.

Allen & Company’s opinion was limited to the fairness, from a financial point of view and as of the date of its opinion, of the $50.00 per Share cash consideration to be received in the Offer and the Merger, taken together as a single integrated transaction, by holders of Shares (other than Verizon, Acquisition Sub and their respective affiliates) pursuant to the Merger Agreement. Allen & Company’s opinion did not address any other term, aspect or implication of the transaction, including, without limitation, the form or structure of the transaction or any terms, aspects or implications of any convertible notes, warrants or related hedge or other transactions or any other agreement, arrangement or understanding entered into in connection with the transaction or otherwise.

This summary is not a complete description of Allen & Company’s opinion or the financial analyses performed and factors considered by Allen & Company in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. Allen & Company arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole, and it did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion. Accordingly, Allen & Company believes that its financial analyses and this summary must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of such analyses or factors, could create a misleading or incomplete view of the processes underlying Allen & Company’s analyses and opinion.

In performing its financial analyses, Allen & Company considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the Company’s control. No company, business or transaction used in the financial analyses is identical to the Company, its business or the transaction, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the financial analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or other values of the companies or business segments analyzed.

The assumptions and estimates contained in Allen & Company’s financial analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by its analyses. In addition, financial analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the assumptions and estimates used in, and the results derived from, Allen & Company’s financial analyses are inherently subject to substantial uncertainty.

The following is a summary of the material financial analyses reviewed with the Board in connection with Allen & Company’s opinion dated May 11, 2015. The financial analyses summarized below include information presented in tabular format. In order to fully understand Allen & Company’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Allen & Company’s analyses. For purposes of the financial analyses described below, references to estimated earnings before interest, taxes, depreciation and amortization, or EBITDA, means EBITDA as adjusted for one-time, non-recurring items and before stock-based compensation expense.

Selected Public Companies Analysis. In performing a selected public companies analysis of the Company, Allen & Company reviewed publicly available financial and stock market information of the following 10 selected companies that Allen & Company in its professional judgment considered generally relevant for comparative purposes as publicly traded companies with operations in the Internet, digital media and technology industries, collectively referred to as the selected companies:

•	Bankrate, Inc.

•	Demand Media, Inc.

•	DHI Group, Inc.

•	EarthLink Holdings Corp.

•	Google Inc.

•	IAC/InterActiveCorp

•	United Online, Inc.

•	WebMD Health Corp.

•	XO Group Inc.

•	Yahoo! Inc.

Allen & Company reviewed, among other things, firm values, calculated as equity values based on closing stock prices and diluted shares outstanding on May 8, 2015 plus debt (including convertible debt) and minority interests (as applicable) less cash and cash equivalents and unconsolidated assets (as applicable), as a multiple of calendar year 2015 and calendar year 2016 estimated EBITDA. Estimated financial data of the selected companies were based on public filings, publicly available research analysts’ estimates and other publicly available information. Estimated financial data of the Company were based on internal forecasts and other estimates of the Company’s management.

The overall low to high calendar year 2015 and calendar year 2016 estimated EBITDA multiples observed for the selected companies were 0.5x to 14.2x (with a mean of 7.8x and a median of 7.8x) and 0.4x to 10.6x (with a mean of 6.7x and a median of 7.1x), respectively. Allen & Company then applied a selected range of calendar year 2015 and calendar year 2016 estimated EBITDA multiples derived from the selected companies of 7.0x to 8.0x and 6.5x to 7.5x, respectively, to corresponding data of the Company. This analysis indicated the following approximate implied equity value per Share reference ranges for the Company, as compared to the per Share consideration payable in the Offer and the Merger:

Implied Equity Value Per Share Reference Range	Per Share Consideration in Offer and Merger
Based on 2015E EBITDA Based on 2016E EBITDA $43.02 - $49.01 $44.71 - $51.42	$50.00

Allen & Company also performed a sum-of-the-parts selected public companies analysis of the Company based on its separate Brand Group, Membership Group and AOL Platforms segments. In evaluating the Company’s Brand Group segment, Allen & Company reviewed financial and stock market information for the following seven selected companies that Allen & Company in its professional judgment considered generally relevant for comparative purposes as publicly traded companies with operations in the on-line content sector of the Internet, digital media and technology industries, referred to as the selected brand companies. In evaluating the Company’s Membership Group segment, Allen & Company reviewed financial and stock market information for the following two selected companies that Allen & Company in its professional judgment considered generally relevant for comparative purposes as publicly traded companies with operations in the Internet service provider sector of the Internet, digital media and technology industries, referred to as the selected membership companies. In evaluating the AOL Platforms segment, Allen & Company reviewed stock market and financial information for the following eight selected companies that Allen & Company in its professional judgment considered generally relevant for comparative purposes as publicly traded companies with operations in the advertising networks and technology sector of the Internet, digital media and technology industries, referred to as the selected platforms companies:

Selected Brand Companies	Selected Platforms Companies
• Bankrate, Inc.	• Criteo S.A.

• Google Inc.	• Marin Software Incorporated

• IAC/InterActiveCorp	• Millennial Media, Inc.

• TripAdvisor, Inc.	• Rocket Fuel Inc.

• WebMD Health Corp.	• The Rubicon Project, Inc.

• XO Group Inc.	• Tremor Video, Inc.

• Yelp Inc.	• TubeMogul, Inc.

• YuMe, Inc.

Selected Membership Companies
• EarthLink Holdings Corp.

• United Online, Inc.

Allen & Company reviewed, among other things, firm values, calculated as equity values based on closing stock prices and diluted shares outstanding on May 8, 2015 (except, in the case of Yelp Inc. and Rocket Fuel Inc., which were based on unaffected closing stock prices as of May 6, 2015 prior to takeover rumors) plus debt (including convertible debt) and minority interests (as applicable) less cash and cash equivalents and unconsolidated assets (as applicable), as multiples of calendar year 2015 and calendar year 2016 estimated EBITDA (in the case of the selected brand companies and selected membership companies) and calendar year 2015 and calendar year 2016 estimated gross revenue (in the case of the selected platforms companies). Estimated financial data of the selected brand companies, selected membership companies and selected platforms companies were based on public filings, publicly available research analysts’ estimates and other publicly available information. Estimated financial data of the Company were based on internal forecasts and other estimates of the Company’s management.

The low to high calendar year 2015 and calendar year 2016 estimated EBITDA multiples observed for the selected brand companies were 8.9x to 26.4x (with a mean of 15.3x and a median of 13.0x) and 7.6x to 17.4x (with a mean of 11.7x and a median of 10.1x), respectively. The low to high calendar year 2015 and calendar year 2016 estimated EBITDA multiples observed for the selected membership companies were 4.5x to 5.0x (with a mean of 4.7x) and 4.4x to 5.6x (with a mean of 5.0x), respectively. Given the declines in the Company’s Membership Group segment anticipated by the Company, Allen & Company also calculated implied EBITDA multiples from the estimated net present value of the Company’s Membership Group segment based on internal forecasts and other estimates of the Company’s management and assuming that the unlevered free cash flow from such segment runs-off at a 10% annual rate after calendar year 2018, which indicated implied ranges of calendar year 2015 and calendar year 2016 estimated EBITDA multiples of 2.5x to 2.7x and 2.8x to 3.0x, respectively. The low to high calendar year 2015 and calendar year 2016 estimated gross revenue multiples observed for the selected platforms companies were 0.3x to 2.2x (with a mean of 1.0x and a median of 0.7x) and 0.3x to 1.7x (with a mean of 0.8x and a median of 0.5x), respectively. Allen & Company then applied selected EBITDA multiples of 14.0x to 16.0x and 11.0x to 13.0x, respectively, derived from the selected brand companies to corresponding data of the Company’s Brand Group segment, selected ranges of calendar year 2015 and calendar year 2016 estimated EBITDA multiples of 2.5x to 3.0x and 2.5x to 3.0x, respectively, derived from the selected membership companies to corresponding data of the Company’s Membership Group segment, and selected ranges of calendar year 2015 and calendar year 2016 estimated gross revenue multiples of 1.5x to 2.0x and 1.25x to 1.50x, respectively, derived from the selected platforms companies to corresponding data of the AOL Platforms segment. In the case of the Company’s estimated general corporate overhead cost and other items unallocated to specific business segments, Allen & Company applied a selected range of calendar year 2015 and calendar year 2016 estimated EBITDA multiples of 7.0x to 8.0x and 6.5x to 7.5x, respectively, utilized in its selected public companies analysis of the Company as a whole as described above to such overhead costs and other items. This analysis indicated the following overall approximate implied equity value per Share reference ranges for the Company, as compared to the per Share cash consideration payable in the Offer and the Merger.

Implied Equity Value Per Share Reference Range	Per Share Cash Consideration in Offer and Merger
Based on Based on 2015E Metrics 2016E Metrics $42.92 - $54.08 $43.98 - $52.71	$50.00

Sum-of-the-Parts Selected Precedent Transactions Analysis. In performing a selected precedent transactions analysis of the Company, Allen & Company reviewed, to the extent publicly available, financial information relating to 15 selected transactions that Allen & Company in its professional judgment considered generally relevant for comparative purposes as transactions involving target companies with operations in the brand and platforms segments of the Internet, digital media and technology industries, collectively referred to as the selected transactions. In evaluating the Company’s Brand Group segment, Allen & Company reviewed financial information for the following seven transactions involving target companies in the on-line content sector of the Internet, digital media and technology industries, referred to as the selected brand transactions. In evaluating the Company’s AOL Platforms segment, Allen & Company reviewed financial information for the following eight selected transactions involving target companies with operations in the advertising networks and technology sector of the Internet, digital media and technology industries, referred to as the selected platforms transactions:

Announcement Date	Acquiror	Target

Selected Brand Transactions

September 30, 2014	• News Corporation	• Move Inc.
December 9, 2013	• IAC/InterActive Corp	• ValueClick, Inc. (selected assets)
October 22, 2012	• Permira Holdings Ltd.	• Ancestry.com Inc.
August 26, 2012	• IAC/InterActiveCorp	• About, Inc.
February 3, 2011	• AFCV Holdings, LLC	• Answers Corporation
September 20, 2010	• Hellman & Friedman LLC	• Internet Brands, Inc.
July 22, 2009	• Apax Partners	• Bankrate, Inc.

Selected Platforms Transactions

April 1, 2015	• The Rubicon Project, Inc.	• Chango Inc.
September 23, 2014	• Millennial Media, Inc.	• Nexage Inc.
September 11, 2014	• Alliance Data Systems Corporation	• Conversant, Inc.
August 5, 2014	• Rocket Fuel Inc.	• X Plus One Solutions Inc.
July 2, 2014	• Facebook, Inc.	• LiveRail Inc.
June 24, 2014	• Opera Software ASA	• AdColony Inc.
August 7, 2013	• AOL Inc.	• Adapt.tv, Inc.
November 1, 2011	• Yahoo! Inc.	• Interclick Inc.

Allen & Company reviewed firm values, calculated as the purchase prices paid for the target companies in the selected transactions plus debt (including convertible debt) and minority interests (as applicable) less cash and cash equivalents and unconsolidated assets (as applicable), as multiples of such target companies’ forward estimated EBITDA (in the case of the selected brand transactions) and forward estimated gross revenue (in the case of the selected platforms transactions). Estimated financial data of the selected transactions were based on publicly available research analysts’ estimates, public filings and other publicly available information. Estimated financial data of the Company were based on internal forecasts and other estimates of the Company’s management.

The low to high forward estimated EBITDA multiples observed for the selected brand transactions were 2.2x to 23.7x (with a mean of 10.4x and a median of 9.6x) and the low to high forward estimated gross revenue multiples observed for the selected platforms transactions were 1.4x to 3.5x (with a mean of 2.1x and a median of 2.0x). Allen & Company then applied a selected range of forward estimated EBITDA multiples of 15.0x to 17.0x derived from the selected brand transactions to the calendar year 2015 estimated EBITDA of the Company’s Brand Group segment and applied a selected range of forward estimated gross revenue multiples of 1.75x to 2.25x derived from the selected platforms transactions to the calendar year 2015 estimated revenue of the AOL Platforms segment. In the case of the Company’s Membership Group segment, Allen & Company applied a selected range of calendar year 2015 estimated EBITDA multiples of 2.5x to 3.0x utilized in its sum-of-the-parts selected public companies analysis of the Company as described above to the calendar year 2015 estimated EBITDA of the Company’s Membership Group segment. In the case of the Company’s estimated general corporate overhead costs and other items unallocated to specific business segments, Allen & Company applied a selected range of calendar year 2015 estimated EBITDA multiples of 7.0x to 8.0x utilized in its selected public companies analysis of the Company as a whole as described above to such overhead costs and other items. This analysis indicated the following overall approximate implied equity value per Share reference range for the Company, as compared to the per Share consideration payable in the Offer and the Merger:

Implied Equity Value Per Share Reference Range	Per Share Consideration in Offer and Merger
$47.67 - $58.82	$50.00

Discounted Cash Flow Analysis. Allen & Company performed a discounted cash flow analysis of the Company to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that the Company was forecasted to generate during the second half of the calendar year ending December 31, 2015 through the full calendar year ending December 31, 2018 based on internal forecasts and other estimates of the Company’s management. Terminal values for the Company were calculated by applying to the Company’s calendar year 2018 estimated EBITDA a selected range of terminal value EBITDA multiples of 6.5x to 7.5x. The cash flows and terminal values were then discounted to present value (as of June 30, 2015) using discount rates ranging from 10.0% to 12.0%. In calculating an implied equity value reference range, the estimated present value of net operating loss carryforwards and other tax attributes of the Company expected by the Company’s management to be utilized by the Company was included. This analysis indicated the following approximate implied equity value per Share reference range for the Company, as compared to the per Share cash consideration payable in the Offer and the Merger:

Implied Equity Value Per Share Reference Range	Per Share Consideration in Offer and Merger
$46.88 - $55.61	$50.00

Additional Factors. Allen & Company observed certain additional factors that were not considered part of Allen & Company’s financial analyses with respect to its opinion but were referenced for informational purposes, including, among other things, the following:

•	the historical trading performance of the Shares during the 52-week period ended May 8, 2015 (the last trading day prior to announcement of the Company’s proposed transaction with Verizon), which reflected low to high intraday prices for the Shares during such period of approximately $33.20 to $49.86 per Share; and

•	publicly available one-year forward research analysts’ stock price targets for the Shares, which reflected low to high stock price targets of $38.00 to $67.00 per Share (with a median of $46.50 per Share), as compared to the cash consideration payable in the transaction of $50.00 per Share.

Miscellaneous

The Company selected Allen & Company to act as its financial advisor in connection with the transaction based on Allen & Company’s reputation, experience and familiarity with the Company and its businesses. Allen & Company, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and related financings, bankruptcy reorganizations and similar recapitalizations, negotiated underwritings, secondary distributions of listed and unlisted securities, and valuations for corporate and other purposes. In the ordinary course of business, Allen & Company as a broker-dealer and market maker and certain of its affiliates may invest or have long or short positions, either on a discretionary or non-discretionary basis, for their own account or for those of Allen & Company’s clients, in the debt and equity securities (or related derivative securities) of the Company, Verizon or their respective affiliates. The issuance of Allen & Company’s opinion was approved by Allen & Company’s fairness opinion committee.

For a description of the terms of Allen & Company’s engagement, see the discussion under “Item 5. Persons/Assets Retained, Employed, Compensated or Used—Allen & Company” below.

Certain AOL Forecasts.

Important Information Concerning the AOL Management Forecasts

Other than annual financial guidance provided to investors, which it may update from time to time, AOL does not, as a matter of course, publicly disclose long-term forecasts or internal projections as to future revenues, earnings or other results, due to, among other reasons, the unpredictability of the underlying assumptions and estimates.

However, in connection with the Board’s evaluation of the Offer and the Merger and other potential strategic alternatives available to the Company, the Company’s management prepared certain unaudited prospective financial information for the calendar years 2015 through 2018 (the “Forecasts”). The Company’s management provided the Forecasts to Verizon; to the Board for purposes of considering and evaluating Verizon’s acquisition proposal; and to Allen & Company in connection with the rendering of its opinion to the Board and in performing its related financial analyses, as described above under the heading “—Opinion of the Company’s Financial Advisor.”

The following is a summary of the Forecasts:

(Dollars in Millions)	2015E	2016E	2017E	2018E
GAAP Revenues	$2,591	$2,844	$3,250	$3,721
Adjusted OIBDA(1)	507	569	638	716

(1)	The Company defines Adjusted OIBDA as operating income before depreciation and amortization excluding the impact of restructuring costs, non-cash equity-based compensation, gains and losses on all disposals of assets, non-cash asset impairments and write-offs and special items. Adjusted OIBDA is equivalent to EBITDA as such term is defined above in “—Opinion of the Company’s Financial Advisor.”

Adjusted OIBDA is a non-GAAP measure. The Company’s management included Adjusted OIBDA in the Forecasts because management believed such measure could be useful in evaluating the Offer and the Merger and other strategic alternatives available to the Company. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. The Company’s calculation of non-GAAP measures may differ from others in its industry and is not necessarily comparable with similar titles used by other companies.

Additional Information Concerning the Forecasts

The summary of the Forecasts is included in this Schedule 14D-9 solely to give the Company’s stockholders access to certain financial Forecasts that were made available to Verizon, the Board and Allen & Company and is not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender Shares in the Offer or for any other purpose. The Forecasts were generated solely for internal use and not developed with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data or published guidelines of the SEC regarding forward-looking statements or GAAP. The Forecasts are forward-looking statements. All of the Forecasts summarized in this section were prepared by the Company’s management.

No independent registered public accounting firm provided any assistance in preparing the Forecasts. Accordingly, no independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the Forecasts or expressed any opinion or given any other form of assurance with respect thereto, and they assume no responsibility for the information contained in the Forecasts. The Ernst & Young LLP reports included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 relate solely to the historical financial information of the Company and to an assessment of the Company’s internal controls over financial reporting. Such reports do not extend to the Forecasts and should not be read to do so.

By including the Forecasts in this Schedule 14D-9, neither the Company nor any of its representatives has made or makes any representation to any security holder regarding the information included in the Forecasts or the ultimate performance of the Company, Verizon, the Surviving Corporation or any of their affiliates compared to the information contained in the Forecasts. The Company has made no representation to Verizon or Acquisition Sub, in the Merger Agreement or otherwise, concerning the Forecasts.

The assumptions and estimates underlying the Forecasts, all of which are difficult to predict and many of which are beyond the control of the Company, may not be realized. There can be no assurance that the forecasted results or underlying assumptions will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Forecasts, whether or not the Offer and the Merger are completed. Neither the Company nor any of its affiliates assumes any responsibility to holders of Shares for the accuracy of this information.

In particular, the Forecasts, while presented with numerical specificity necessarily, were based on numerous variables and assumptions that are inherently uncertain. Since the Forecasts cover multiple years, by their nature, they become subject to greater unpredictability with each successive year. Important factors that may affect actual results and results in the Forecasts not being achieved include, but are not limited to, the risk factors described in the Company’s SEC filings, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, and described under the section below entitled “Forward-Looking Statements”. The Forecasts also reflect assumptions as to certain business decisions that are subject to change. The information set forth in the Forecasts is not fact and should not be relied upon as being necessarily indicative of actual future results.

The Forecasts were developed for the Company on a standalone basis without giving effect to the Offer and the Merger, and therefore the Forecasts do not give effect to the Offer, the Merger or any changes to the Company’s operations or strategy that may be implemented after the consummation of the Offer and the Merger, including potential cost synergies to be realized as a result of the Offer and the Merger, or to any costs incurred in connection with the Offer and the Merger. Furthermore, the Forecasts do not take into account the effect of any failure of the Offer and the Merger to be completed and should not be viewed as accurate or continuing in that context.

The Forecasts summarized in this section were prepared prior to the execution of the Merger Agreement and have not been updated to reflect any changes after the date they were prepared. The Company undertakes no obligation, except as required by law, to update or otherwise revise the Forecasts to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error or to not be appropriate, or to reflect changes in general economic or industry conditions.

In light of the foregoing factors and the uncertainties inherent in the Forecasts, readers of this Schedule 14D-9 are cautioned not to place undue, if any, reliance on the Forecasts.

Intent to Tender.

To the knowledge of the Company, each executive officer and director of the Company currently intends to tender into the Offer all Shares held of record or beneficially owned by such person and over which he or she has sole dispositive power.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used

In connection with Allen & Company’s financial advisory services with respect to the transaction, the Company has agreed to pay Allen & Company an aggregate cash fee currently estimated to be approximately $40.9 million, of which a portion was payable upon delivery of Allen & Company’s opinion to the Board in connection with the transaction (regardless of the conclusion expressed in such opinion or successful consummation of the transaction) and approximately $39.2 million is contingent upon consummation of the Offer. The Company also has agreed to reimburse Allen & Company for its reasonable expenses and to indemnify Allen & Company and related parties against certain liabilities, including liabilities under the federal securities laws, arising out of its engagement. Allen & Company in the past has provided, currently is providing and in the future may provide investment banking services to the Company and certain of its affiliates unrelated to the transaction, for which services Allen & Company has received and expects to receive compensation including, during the two-year period prior to the date of Allen & Company’s opinion, having acted or acting as a financial advisor to the Company in May 2013 and July 2014 in connection with general corporate matters and in August 2013 in connection with an acquisition transaction for which Allen & Company received during such two-year period an aggregate fee of approximately $2.5 million. Although Allen & Company during the past two years has not provided, and is not currently providing, investment banking services to Verizon for which Allen & Company has received compensation, Allen & Company may provide such services to Verizon and/or its affiliates in the future, for which services Allen & Company would expect to receive compensation.

Neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to the Company’s security holders on its behalf concerning the Offer, the Merger or any other matter.

Item 6.	Interest in Securities of the Subject Company

Other than as set forth below, no transactions with respect to Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Name	Date of Transaction	Number of Shares		Price Per Share	Nature of Transaction
Julie M. Jacobs	May 1, 2015	1,415		$40.6	Net withholding on RSU vesting
Bob Lord	April 1, 2015	39,009	*	NA	Award of segment performance share units
Bud Rosenthal	April 1, 2015	39,009	*	NA	Award of segment performance share units
Eve B. Burton	March 31, 2015	631		$39.61	Award of cash-settled deferred stock units

*	Maximum number of shares issuable provided applicable performance criteria are satisfied

Item 7.	Purposes of the Transaction and Plans or Proposals

Except as indicated in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for or other acquisition of the Company’s securities by the Company, the Company’s subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or the Company’s subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or the Company’s subsidiaries, or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8.	Additional Information to be Furnished.

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Compensation Arrangements Entered Into in Connection with the Merger is incorporated herein by reference.

Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not properly tendered in the Offer and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to appraisal rights for the “fair value” of their shares in accordance with Section 262 of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Solicitation/Recommendation Statement as Annex B. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262.

Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex B, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the Surviving Corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, which is attached hereto as Annex B.

Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time who (i) did not tender such Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price or the merger consideration.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Effective Time, such stockholder must do all of the following:

•	within the later of the consummation of the Offer, which shall occur on the date on which acceptance and payment for Shares occurs, which shall be June 23, 2015 unless Acquisition Sub extends the Offer pursuant to the terms of the Merger Agreement) and 20 days after the mailing of this Schedule 14D-9 (which date of mailing was May 26, 2015), deliver to the Company a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such Shares in the Offer; and

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time.

All written demands for appraisal should be addressed to:

AOL Inc.

770 Broadway

New York, New York 10003

(212) 652 6400

Attention: General Counsel

The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder (or, in the case of uncertificated shares, as such holder’s name appears on the records of the Company). If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the value of the Shares held by all holders who did not tender in the Offer and demanded appraisal of such Shares. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to, and has no present intention to, file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements of Section 262 will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the Register in Chancery of the Court of Chancery of the State of Delaware (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the

Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price or the merger consideration and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price (which is equivalent to the merger consideration) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither Verizon nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and Verizon and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price or the merger consideration.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time.

At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the Company. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the merger consideration. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the Company a written withdrawal of its demand for appraisal and acceptance of the merger consideration, except that (i) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Company and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 fails to perfect, successfully withdraws or loses such holder’s right to appraisal, the stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the merger consideration therefor.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

Anti-Takeover Statute.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or

(iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2⁄3% of the outstanding voting stock of the corporation not owned by the interested stockholder. The Board has approved the Merger Agreement and the transactions contemplated thereby (including the Offer) for purposes of Section 203, which causes such acts and transactions to not be subject to the restrictions of Section 203, and the Board has exempted the Company from any other “fair price,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation that may be applicable to the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby.

The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or other business combination between Verizon or any of its affiliates and the Company, each of Verizon and the Company will take such action as then appears desirable to cause such state takeover law to be inapplicable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Verizon might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Verizon might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Verizon may not be obligated to accept for payment or pay for any tendered Shares.

Rights Agreement.

On August 26, 2012, the Company declared a dividend of one preferred share purchase right (each, a “Right”) for each outstanding share of its common stock. The following is a summary description of the Rights. This summary is intended to provide a general description and should be read together with the Tax Asset Protection Plan, dated as of August 27, 2012, between the Company and Computershare Trust Company, N.A., as Rights Agent (the “Plan”), a copy of which is attached as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on August 27, 2012 and is incorporated herein by reference. All capitalized terms used herein but not defined herein shall have the meanings ascribed to such terms in the Plan.

The Plan was adopted in an effort to protect stockholder value by attempting to diminish the risk that the Company’s ability to use its net operating losses, capital losses and certain “built-in losses” (collectively, the “Tax Attributes”) to reduce potential future federal income tax obligations may become substantially limited. The Company has substantial Tax Attributes. Under the Internal Revenue Code and regulations promulgated by the U.S. Treasury Department, the Company may carry forward or otherwise utilize these Tax Attributes in certain circumstances to offset any current and future taxable income and thus reduce the Company’s federal income tax liability, subject to certain requirements and restrictions. To the extent that the Tax Attributes do not otherwise become limited, the Company believes that it will have available a significant amount of Tax Attributes in future years, and therefore these Tax Attributes could be a substantial asset to the Company. However, if the Company experiences an “ownership change,” as defined in Section 382 of the Internal Revenue Code, its ability to use the Tax Attributes may be substantially limited, and the timing of the usage of the Tax Attributes could be substantially delayed, which could therefore significantly impair the value of that asset. A company experiences an “ownership change” for tax purposes if the percentage of stock owned by its 5% stockholders (as defined for tax purposes) increases by more than 50 percentage points over a rolling three-year period.

The Plan is intended to act as a deterrent to any person acquiring beneficial ownership of 4.9% or more of the Company’s outstanding common stock without the approval of the Board. Stockholders who beneficially owned 4.9% or more of the Company’s outstanding common stock as of the execution of the Plan would not trigger the Plan so long as they do not acquire beneficial ownership of additional shares of common stock. In addition, changes in beneficial ownership solely as a result of a reduction in the number of shares of common stock outstanding do not trigger the Plan.

The Rights. One Right was issued for each outstanding share of common stock to stockholders of record as of the close of business on September 7, 2012. One Right was and will also be issued together with each share of common stock issued after September 7, 2012 but before the Distribution Date (as defined below) and, in certain circumstances, after the Distribution Date.

Subject to the terms, provisions and conditions of the Plan, if the Rights become exercisable, each Right would initially represent the right to purchase from the Company one ten-thousandth of a share of the Company’s Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”) for a purchase price of $100 (the “Purchase Price”). If issued, each fractional share of Series A Preferred Stock would give the stockholder approximately the same dividend, voting and liquidation rights as does one share of common stock. However, prior to exercise, a Right does not give its holder any rights as a stockholder of the Company, including, without limitation, any dividend, voting or liquidation rights.

Initial Exercisability. The Rights will not be exercisable until the earlier of (i) ten business days after a public announcement that a person has become an “Acquiring Person” by acquiring beneficial ownership of 4.9% or more of the Company’s outstanding common stock (or, in the case of a person that had beneficial ownership of 4.9% or more of the Company’s outstanding common stock as of the execution of the Plan, by obtaining beneficial ownership of additional shares of common stock) and (ii) ten business days (or such later date as may be specified by the Board prior to such time as any person becomes an Acquiring Person) after the commencement of a tender or exchange offer by or on behalf of a person that, if completed, would result in such person becoming an Acquiring Person.

The Company refers to the date that the Rights become exercisable as the “Distribution Date.” Until the Distribution Date, common stock certificates or the ownership statements issued with respect to uncertificated shares of common stock will evidence the Rights. Any transfer of shares of common stock prior to the Distribution Date will also constitute a transfer of the associated Rights. After the Distribution Date, separate rights certificates will be issued, and the Rights may be transferred other than in connection with the transfer of the underlying shares of common stock unless and until the Board has determined to effect an exchange pursuant to the Plan (as described below).

Flip-In Event. In the event that a person becomes an Acquiring Person, each holder of a Right, other than Rights that are or, under certain circumstances, were beneficially owned by the Acquiring Person (which will thereupon become null and void), will thereafter have the right to receive upon exercise of a Right and payment of the Purchase Price, a number of shares of common stock having a market value of two times the Purchase Price.

Redemption. At any time until a person becomes an “Acquiring Person”, the Board may redeem the Rights in whole, but not in part, at a price of $0.00001 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Exchange. At any time after a person becomes an Acquiring Person, the Board may exchange the Rights (other than Rights that have become null and void), in whole or in part, at an exchange ratio of one share of common stock, or a fractional share of Series A Preferred Stock (or of a share of a similar class or series of the Company’s preferred stock having similar rights, preferences and privileges) of equivalent value, per Right (subject to adjustment). Immediately upon an exchange of any Rights, the right to exercise such Rights will terminate and the only right of the holders of Rights will be to receive the number of shares of common stock (or fractional share of Series A Preferred Stock or of a share of a similar class or series of the Company’s preferred stock having similar rights, preferences and privileges) equal to the number of such Rights held by such holder multiplied by the exchange ratio. The Board shall not be empowered to effect such exchange at any time after an Acquiring Person becomes the beneficial owner of 50% or more of the Company’s outstanding common stock.

Expiration. The Rights and the Plan will expire on the earlier of (i) the Close of Business on August 27, 2015 (subject to potential extension in the event the Merger has not been consummated as described below), (ii) the time at which the Rights are redeemed pursuant to the Plan, (iii) the time at which the Rights are exchanged in full pursuant to the Plan, (iv) the effective date of the repeal of both Section 382 and Section 383 of the Internal Revenue Code, or any successor provisions or replacement provisions, if the Board determines that the Plan is no longer necessary for the preservation of Tax Benefits or (v) the beginning of a taxable year of the Company for which the Board determines that the Company has or will have no Tax Benefits.

Anti-Dilution Provisions. The Board may adjust the Purchase Price, the number of shares of Series A Preferred Stock or other securities or assets issuable and the number of outstanding Rights to prevent dilution that may occur as a result of certain events, including among others, a stock dividend, a stock split or a reclassification of the Series A Preferred Stock or common stock. With certain exceptions, no adjustments to the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price.

Amendments. For so long as the Rights are redeemable, the Board may supplement or amend any provision of the Plan in any respect without the approval of the holders of the Rights. From and after the time the Rights are no longer redeemable, the Board may supplement or amend the Plan only to cure an ambiguity, to alter time period provisions, to correct inconsistent provisions, or to make any additional changes to the Plan which the Company may deem necessary or desirable, but only to the extent that those changes do not impair or adversely affect any Rights holder (other than an Acquiring Person or any Affiliate or Associate of an Acquiring Person or certain of their transferees) and do not result in the Rights again becoming redeemable or the Plan again becoming amendable other than in accordance with this sentence.

Pursuant to the terms of the Merger Agreement, the Board adopted resolutions providing that the Offer and the Merger would not cause (a) the grant of any new rights under the Plan or (b) any rights previously granted under the Plan to become exercisable. Further, the Company agreed that the Plan would not be amended, except that if the Merger has not been consummated prior to August 26, 2015, the Company would extend the expiration date of the Plan to the “Outside Date” (as defined in the Merger Agreement). The Company also agreed not to grant any waivers of the Plan to third parties other than to the extent necessary for a confidential proposal to be submitted to the Board in accordance with the applicable provisions of the Merger Agreement.

The above description of the Plan has been included to provide investors and security holders with information regarding the terms of the Plan and is qualified in its entirety by reference to the Plan and the exhibits thereto and, as applicable, the Merger Agreement.

Regulatory Approvals.

U.S. Antitrust Laws

Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”) applicable to the Offer, the acquisition of Shares pursuant to the Offer may be completed following the expiration of a 15-day waiting period following the filing by Verizon of its Premerger Notification and Report Form with respect to the Offer, unless Verizon receives a Request For Additional Information and Documentary Material from the U.S. Antitrust Division of the Department of Justice (the “Antitrust Division”) or the Federal Trade Commission (the “FTC”) or unless early termination of the waiting period is granted. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material concerning the Offer, the waiting period will be extended through the 10th day after the date of substantial compliance by Verizon. Complying with a Request For Additional Information and Documentary Material may take a significant amount of time. At any time before or after Verizon’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Verizon or the Company or their respective subsidiaries. State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable. Private parties (including individual States of the United States) may also bring legal actions under the antitrust laws of the United States under certain circumstances. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Under the HSR Act, each of Verizon and the Company is required to file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer, which filings will be made following the date hereof.

German Antitrust Laws

Under the German Act Against Restraints of Competition, unless early clearance of the transaction is granted, the purchase of Shares in the Offer may not be completed until a one month waiting period following the Federal Cartel Office’s (“FCO’s”) receipt of a complete filing by Verizon (or, in case of a joint filing, by Verizon and the Company) expires without the FCO deciding to commence an in-depth investigation (Hauptprüfverfahren). In the event of an in-depth investigation, the acquisition of Shares pursuant to the Offer may be consummated if the FCO approves the transaction or a waiting period of four months from submission of a complete notification to the FCO has expired without an extension of the four-month period or the FCO informing the notifying party or parties that the transaction is prohibited.

Verizon filed a pre-merger notification with the FCO on May 15, 2015. The statutory waiting period with respect to the acquisition of Shares will expire one month after the filing of such notification unless early clearance is granted or the FCO has entered into an in-depth investigation prior to that time. Alternatively, Verizon may decide to consummate in accordance with Sec. 4(1a) ARC and agrees in such case not to exercise the voting rights attached to the Shares until clearance is granted or the required waiting period has expired.

Certain Litigation

On May 20, 2015, Richard Williams, a purported stockholder of the Company, filed a putative stockholder class action complaint (the “Williams Complaint”) in the Court of Chancery of the State of Delaware against the members of the Board, Verizon and Acquisition Sub. The Williams Complaint alleges that the members of the Board breached their fiduciary duties to the Company’s stockholders in connection with the Transactions. The suit seeks, among other things, declaration as a class action, an order enjoining the Offer, rescission of the Offer if it has already been consummated or the award of rescissory damages, an accounting by defendants to plaintiff and other members of the class for all damages allegedly caused by them and an award of the costs related to the action, including attorneys’ and experts’ fees. The Board believes the allegations are without merit. The foregoing summary is qualified in its entirety by reference to the Williams Complaint, a copy of which is filed as Exhibit (a)(5)(B) to this Schedule 14D-9.

Stockholder Approval of the Merger Not Required.

Neither Verizon nor Acquisition Sub is, nor at any time during the last three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder vote or consent will be necessary to effect the Merger.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 and Quarterly Report on Form 10-Q for the three months ended March 31, 2015.

Forward-Looking Statements.

This Schedule 14D-9 and the materials incorporated by reference herein include forward-looking statements. All statements concerning activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the risk that the Offer and the Merger will not close because of, among other things, a failure to satisfy one or more of the closing conditions. Forward-looking statements include statements relating to: the anticipated timing of filings and approvals relating to the transaction, including approvals under the HSR Act; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; projections or forecasts of earnings; the expected benefits and costs of the transaction; management plans relating to the transaction and future operations; any expectation or belief; and any assumption underlying any of the foregoing. Additional information on these and other risks, uncertainties and factors is included in the Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC. Accordingly, no assurances can be given as to whether the transaction will be completed or if any of the other events anticipated by the forward-looking statements will occur or what impact they will have. Forward-looking statements speak only as of the date the statement was made. However, the Company will amend this Schedule 14D-9 to reflect any material change in the information previously disclosed, consistent with the Company’s obligation under Exchange Act Rule 14d-9(c) and General Instruction E to Schedule 14D-9.

Item 9.	Material to be Filed as Exhibits.

The following Exhibits are attached hereto:

(a)(1)(A)	Offer to Purchase dated May 26, 2015 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Verizon and Acquisition Sub on May 26, 2015 (the “Schedule TO”)).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Press Release issued by Verizon dated May 12, 2015 (incorporated by reference to Exhibit 99.1 to Company’s Form 8-K filed May 12, 2015).

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on May 26, 2015 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO).

(a)(5)(A)	Opinion of Allen & Company LLC dated May 11, 2015 (attached hereto as Annex A).

(a)(5)(B)	Complaint filed by Richard Williams in the Delaware Court of Chancery, dated May 20, 2015.

(e)(1)	Agreement and Plan of Merger, dated as of May 12, 2015, by and among the Company, Verizon and Acquisition Sub (incorporated by reference to Exhibit 2.1 to Company’s Current Report on Form 8-K filed May 12, 2015).

(e)(2)	Confidentiality Agreement, dated as of November 25, 2014, by and between the Company and Verizon Corporate Services Group, Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(3)	Letter Agreement, dated May 12, 2015, between Verizon and Tim Armstrong (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 26, 2015

AOL INC.

By:	/s/ Julie M. Jacobs

Name:	Julie M. Jacobs
Title:	Executive Vice President, General Counsel and Corporate Secretary

ANNEX A

OPINION OF ALLEN & COMPANY LLC

[LETTERHEAD OF ALLEN & COMPANY LLC]

May 11, 2015

The Board of Directors

AOL Inc.

770 Broadway

New York, NY 10003

Members of the Board of Directors:

We understand that AOL Inc., a Delaware corporation (“AOL”), Verizon Communications Inc., a Delaware corporation (“Verizon”), and Hanks Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of Verizon (“Acquisition Sub”), propose to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which, among other things, (i) Acquisition Sub will commence a tender offer (the “Offer”) to purchase all outstanding shares of the common stock, par value $0.01 per share, of AOL (“AOL Common Stock”) at a purchase price of $50.00 per share in cash (the “Consideration”) and (ii) subsequent to consummation of the Offer, Acquisition Sub will be merged with and into AOL (the “Merger” and, together with the Offer as a single integrated transaction, the “Transaction”) and each outstanding share of AOL Common Stock not previously tendered in the Offer will be converted in the Merger into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement.

As you know, Allen & Company LLC (“Allen”) has acted as financial advisor to AOL in connection with the proposed Transaction. In connection with our engagement, Allen has been asked to render an opinion to the Board of Directors of AOL (the “Board”) as to the fairness, from a financial point of view, of the Consideration to be received in the Transaction by holders of AOL Common Stock (other than Verizon, Acquisition Sub and their respective affiliates). For such services, AOL has agreed to pay to Allen a cash fee contingent upon consummation of the Offer (the “Transaction Fee”) and AOL also has agreed to pay to Allen a cash fee upon delivery of this opinion (the “Opinion Fee”), which Opinion Fee will be creditable against the Transaction Fee. No portion of the Opinion Fee is contingent upon either the conclusion expressed in this opinion or successful consummation of the Transaction. AOL also has agreed to reimburse Allen’s reasonable expenses and to indemnify Allen against certain liabilities arising out of our engagement.

Allen, as part of our investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and related financings, bankruptcy reorganizations and similar recapitalizations, negotiated underwritings, secondary distributions of listed and unlisted securities, and valuations for corporate and other purposes. Allen in the past has provided, currently is providing and in the future may provide investment banking services to AOL and certain of its affiliates unrelated to the proposed Transaction, for which services Allen has received and expects to receive compensation including, during the past two years, having acted or acting as a financial advisor to AOL in May 2013 and July 2014 in connection with general corporate matters and in August 2013 in connection with an acquisition transaction. Although Allen during the past two years has not provided, and is not currently providing, investment banking services to Verizon for which it has received compensation, Allen may provide such services to Verizon and/or its affiliates in the future, for which services Allen would expect to receive compensation. In the ordinary course, Allen

The Board of Directors

AOL Inc.

May 11, 2015

as a broker-dealer and market maker and certain of its affiliates may invest or have long or short positions, either on a discretionary or non-discretionary basis, for their own account or for those of Allen’s clients, in the debt or equity securities (or related derivative securities) of AOL, Verizon or their respective affiliates. The issuance of this opinion has been approved by Allen’s fairness opinion committee.

Our opinion as expressed herein reflects and gives effect to our general familiarity with AOL as well as information which we received during the course of our engagement, including information provided by the management of AOL in the course of discussions relating to the Transaction as more fully described below. In arriving at our opinion, we neither conducted a physical inspection of the properties or facilities of AOL or any other entity nor made or obtained any evaluations or appraisals of the assets or liabilities (contingent, off-balance sheet or otherwise) of AOL or any other entity, or conducted any analysis concerning the solvency or fair value of AOL or any other entity.

In arriving at our opinion, we have, among other things:

(i)	reviewed the financial terms and conditions of the Agreement as reflected in a draft, dated May 10, 2015, of the Agreement;

(ii)	reviewed certain publicly available historical business and financial information related to AOL, including AOL’s public filings and historical market prices and trading volumes for AOL Common Stock;

(iii)	reviewed certain internal financial statements, projections and other financial and operating data of AOL provided by the management of AOL;

(iv)	held discussions with the management of AOL relating to the past and current operations and financial condition and prospects of AOL;

(v)	reviewed and analyzed certain publicly available information, including certain stock market data and financial information, relating to selected companies with businesses we deemed generally relevant in evaluating AOL;

(vi)	reviewed and analyzed certain publicly available financial information relating to selected transactions we deemed generally relevant in evaluating the Transaction; and

(vii)	conducted such other financial analyses and investigations as we deemed necessary or appropriate for the purposes of the opinion expressed herein.

In rendering our opinion, we have relied upon and assumed, with your consent and without independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information available to us from public sources, provided to us by AOL or its representatives or otherwise reviewed by us. With respect to the financial projections and other financial and operating data relating to AOL (including, without limitation, estimates as to net operating losses and other tax attributes of AOL) that we have been directed to utilize in our analyses, we have assumed, with your consent, that they have been reasonably prepared in good faith reflecting the best currently available estimates and judgments of the management of AOL as to the future operating and financial performance of AOL and the other matters covered thereby. We assume no responsibility for and express no view or

The Board of Directors

AOL Inc.

May 11, 2015

opinion as to such financial projections or estimates or the assumptions on which they are based. We have relied, with your consent, upon the assessments of the management of AOL as to, among other things, (i) the potential impact on AOL of market and other trends in and prospects for, and governmental and regulatory matters relating to or affecting, the media and technology industries and the business segments in which AOL operates and (ii) the products, technology and intellectual property of AOL (including the validity and associated risks thereof). We have assumed, with your consent, that there will be no developments with respect to any such matters that would be meaningful in any respect to our analyses or opinion.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect the conclusion expressed in this opinion and that we assume no responsibility for advising any person of any change in any matter affecting this opinion or for updating or revising our opinion based on circumstances or events occurring after the date hereof.

It is understood that this opinion is intended for the benefit and use of the Board (in its capacity as such) in connection with its evaluation of the Transaction. This opinion does not constitute a recommendation as to the course of action that the Board or AOL should pursue in connection with the Transaction, or otherwise address the merits of the underlying decision by AOL to engage in the Transaction, including in comparison to other strategies or transactions that might be available to AOL or in which AOL might engage. In connection with our engagement, we were not requested to, and we did not, undertake a formal third-party solicitation process on AOL’s behalf with respect to the acquisition of all or a part of AOL; however, at AOL’s request, we held preliminary discussions with selected third parties from time to time regarding a possible acquisition of, or other strategic transaction involving, all or a part of AOL. This opinion does not constitute advice or a recommendation to any stockholder as to whether any stockholder should tender shares of AOL Common Stock in the Offer or how any stockholder should act on any matter relating to the Transaction. We do not express any opinion as to the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation payable to any officers, directors or employees of any party to the Transaction, or any class of such persons or any other party, relative to the Consideration or otherwise. We also are not expressing any opinion as to the prices at which AOL Common Stock or any other securities of AOL may trade or otherwise be transferable at any time.

In addition, we do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, regulatory, tax or accounting matters, as to which we understand that AOL obtained such advice as it deemed necessary from qualified professionals. We have assumed, with your consent, that the Transaction will be consummated in accordance with the terms and conditions set forth in the Agreement and related documents and in compliance with all applicable laws, documents and other requirements, without amendment or waiver of any material term or condition, and that all governmental, regulatory or third party approvals, consents or other actions necessary for the consummation of the Transaction as contemplated by the Agreement and related documents, including with respect to any divesture requirements, will be obtained without adverse effect on AOL or the Transaction. We also have assumed, with your consent, that the final executed Agreement will not differ in any material respect from the draft reviewed by us.

Our opinion is limited to the fairness, from a financial point of view and as of the date hereof, of the Consideration to be received in the Transaction by holders of AOL Common Stock (other than Verizon, Acquisition Sub and their respective affiliates). Our opinion does not address any other term,

The Board of Directors

AOL Inc.

May 11, 2015

aspect or implication of the Transaction, including, without limitation, the form or structure of the Transaction or any terms, aspects or implications of any convertible notes, warrants or related hedge or other transactions or any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received in the Transaction by holders of AOL Common Stock (other than Verizon, Acquisition Sub and their respective affiliates) is fair, from a financial point of view, to such holders.

Very truly yours,

ALLEN & COMPANY LLC

ANNEX B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to

§ 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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